UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
or
         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-7657
A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN EXPRESS COMPANY
200 Vesey Street
New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedules

*    Other schedules required under Section 2520.103 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of
American Express Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the American Express Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion on the Financial Statements
The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedules of delinquent participant contributions for the year ended December 31, 2021, of assets (held at end of year) as of December 31, 2021, and of assets (acquired and disposed of within year) for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ McConnell & Jones LLP
We have served as the Plan’s auditor since 2021.
Houston, Texas
June 16, 2022

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2021 and 2020

(Thousands)	2021	2020
Assets
Investments, at fair value:
Money market funds	$50,866	$76,393
Corporate debt instruments	131,852	140,014
Common stocks	2,492,831	2,353,264
U.S. Government and agency obligations	239,859	202,259
Common/collective trusts	3,190,809	2,668,893
Mutual funds	469,118	466,904
Self-directed brokerage accounts	162,436	140,110
Other investments	172,012	169,990
Total investments, at fair value	6,909,783	6,217,827

Fully benefit responsive investment contracts, at contract value	758,772	738,829
Due from brokers	5,235	7,529
Cash (non-interest bearing)	2,927	8,428
Receivables:
Notes receivable from participants	62,048	69,734
Investment income accrued	3,827	4,125
Employer contributions	79,218	79,376
Total Assets	7,821,810	7,125,848

Liabilities
Accrued expenses	3,149	2,936
Due to brokers	97,978	30,586
Total Liabilities	101,127	33,522
Net assets available for benefits	$7,720,683	$7,092,326
See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2021

(Thousands)	2021
Contributions
Employer	$186,225
Employee	210,428
Rollovers	29,658
Total contributions	426,311

Investment income
Net appreciation of investments	889,741
Interest and dividends	75,440
Other income	159
Total investment income	965,340

Interest on notes receivable from participants	3,530
Total additions to net assets	1,395,181

Withdrawal payments	(751,740)
Administrative expenses	(15,084)
Total deductions from net assets	(766,824)

Net increase in net assets available for benefits	628,357

Net assets available for benefits at beginning of year	7,092,326
Net assets available for benefits at end of year	$7,720,683
See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
1. Description of the Plan
General
The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire, and eligible employees hired for the first time on or after January 1, 2017 are covered by the Plan’s automatic enrollment provisions. Eligible employees can qualify to receive Company contributions, if any, upon completion of six months of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document (“Plan Document”) is the exclusive governing document and should be referred to for more complete information.
Administration
Principal Life Insurance Company became the recordkeeper and Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company, became the Trustee effective May 25, 2021. Principal Custody Solutions became the custodian effective February 22, 2022. Prior to these dates, Wells Fargo Bank N.A. was the recordkeeper, Trustee and custodian for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option, subject to compliance with ERISA. RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested. Subject to Plan limits, RSPIC also has the power to appoint investment managers to make investment decisions. Under the terms of the Plan Document, the members of EBAC and RSPIC are appointed by the Company’s Vice President, Global Well-Being and Benefits.
Compensation
The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, most commissions and most cash incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.
For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $290,000 in 2021 and $285,000 in 2020, before tax deductions and certain other withholdings.
Contributions
The Plan currently provides for the following contributions:
Elective Contributions
Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax-favored plans. For both 2021 and 2020, this limit was $19,500 for participants under age 50 and $26,000 for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2020 and 2019 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Eligible employees hired for the first time on or after January 1, 2017 are automatically enrolled to make Before-Tax Contributions equal to 3% of Total Pay, with a 1% automatic increase each year until the rate reaches 10%, unless the employee makes an alternative election to contribute at a different rate or opt out of automatic enrollment.
Effective January 1, 2022, the automatic enrollment rate for Before-Tax contributions increased to 6% of Total Pay, with a 1% automatic increase each year until the rate reaches 10%. In addition, eligible employees rehired on or after January 1, 2022 are covered by the automatic enrollment provisions when rehired.
Company Matching Contributions
The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 6% of Total Pay after a participant’s completion of six months of service.
Fixed Rate Contributions
As of January 1, 2021, the Company may make a Fixed Rate Contribution annually, typically comprised of 2.00% or 3.00% of eligible participants’ Total Pay (with the applicable percentage determined by a participant’s pay band level) for participants who have completed six months of service. Such typical percentages were applied to calculate the Fixed Rate Contribution for 2021. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Fixed Rate Contributions made for that Plan year. Fixed Rate Contributions to eligible participants are made regardless of whether the participant contributes to the Plan.
Discretionary Profit Sharing Contributions
Prior to January 1, 2021, additional Company contributions were made annually at the Company’s discretion based, in part, on the Company’s performance, and the Company retains the right to make such contributions in the future. A participant must have completed six months of service and be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for such Discretionary Profit Sharing Contributions. Discretionary Profit Sharing Contributions comprised 2.00% of eligible participants’ Total Pay in 2020, and none were made for 2021.
Qualified Non-Elective Contributions
The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution allocated in accordance with the Company's direction at the time the QNEC is approved. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions.
Disability Contributions
Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Fixed Rate Contributions, Discretionary Profit Sharing Contributions and Matching Contributions.
Allocation of Account Balances
A participant’s account balance may be reallocated among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be reallocated among the Plan’s investment options on a daily basis.
Participant Rollovers
A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.
In-Plan Roth Conversions
The Plan allows for in-Plan Roth conversions.
Vesting
Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Company Matching Contributions
Company Matching Contributions and investment earnings thereon are immediately 100% vested.
Fixed Rate Contributions
Fixed Rate Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.
Discretionary Profit Sharing Contributions
Discretionary Profit Sharing Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.
Qualified Non-Elective Contributions
QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.
Disability Contributions
Disability Contributions are immediately 100% vested.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks as to which the payee cannot be located, are used to pay Plan expenses or to reduce future Company contributions. Forfeited non-vested balances were $3.0 million and $1.7 million as of December 31, 2021 and 2020, respectively. Accrued 2021 Fixed Rate Contributions and 2020 Discretionary Profit Sharing Contributions made to the Plan in March 2022 and March 2021, were reduced by $2.2 million and $1.3 million, respectively, from forfeited account balances; of the remaining forfeitures, $0.8 million will be used in 2022 and $0.4 million was used in 2021 to pay Plan expenses.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.
Notes Receivable from Participants
Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. Terminated participants who have an outstanding loan may make arrangements with the Recordkeeper to pay the loan in full, or make installment payments. If arrangements are not made for the payment of the outstanding loan balance, the loan amount will be considered in default and the outstanding loan balance will be offset from the account balance, subject to income tax regulations.
Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan. The interest rate determination is based on the prime rate plus one percentage point. In the event of a loan default, the loan is treated as a distribution (i.e., as an early withdrawal of funds from the Plan for tax purposes), which subjects the participant to income tax plus any penalties imposed by the Code based on the loan balance. If the participant is still employed, the loan balance is taxed as a “deemed distribution” but remains outstanding as an obligation of the participant until it is either repaid or the participant terminates employment. In the event of a termination, either voluntary or involuntary, the loan balance is treated as an actual distribution and deducted from the participant’s Plan account balance. Loans outstanding to participants at December 31, 2021, carried interest rates varying from 3.25% to 9.50% and will mature at various dates through July 20, 2051.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Tax Deferrals
As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed. Amounts that are converted to Roth status through an in-plan Roth conversion are taxed when converted (with the exception of After-Tax Contributions; however, earnings on After-Tax Contributions are subject to tax when converted), and thereafter are subject to the Roth taxation rules.
Distributions and Withdrawals
Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a cash amount, American Express Company common shares, if applicable, shares of any investment available through self-directed brokerage accounts (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until April 1st of the year following the year in which the participant attains age 72 (age 70-1/2 if the participant had already attained age 70-1/2 as of December 31, 2020), at which point distributions must be made at least annually in at least the minimum amount required by federal law. However, 2020 required minimum distributions that would otherwise have been due on April 1, 2021 were waived in accordance with the Coronavirus Aid, Relief and Economic Security Act (the CARES Act). If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balances subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions (other than required minimum distributions and hardship withdrawals) may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.
Expenses
The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to separately managed investment funds are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Plan. All such expenses that are paid by the Plan are included within the administrative expenses on the Statement of Changes in Net Assets Available for Benefits. Fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest are not included in the Statement of Changes in Net Assets Available for Benefits as expenses, but reduce the asset value of that mutual fund or collective trust. Additional expenses are associated with the SDA, and participants electing to invest through the SDA are charged directly for these fees through their SDA.
The Plan's recordkeeper charges the Plan for recordkeeping of participant accounts, as well as trust and custody of plan assets. The Plan’s fee structure provides for a flat per-participant fee. The Plan’s investment adviser, NEPC, LLC, receives its compensation primarily in the form of a flat fee for its investment advisory services, which is paid by the Plan, plus an additional flat fee related to the oversight of the asset allocation of the Retirement Funds, as discussed in Note 4 (Investments), which is charged to the Plan’s Retirement Funds on a pro rata basis. Additionally, as described in Note 8 (Related Parties and Parties-In-Interest Transactions), the Plan reimburses the Company for direct expenses (salary and benefit costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Amounts Based on Estimates and Assumptions
Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.
Cash and Cash Equivalents
Cash includes cash on hand, while cash equivalents include other highly liquid investments with an original maturity of 90 days or less, such as money market funds. All cash equivalents are presented within the "Money market funds" and "Self-directed brokerage accounts" line items in the financial statements and are reported on “Schedule H, Line 4i”.
Investment Valuation and Income Recognition
Investments are generally reported at fair value, with the exception of fully benefit responsive investment contracts, which are reported at contract value. Investments traded on securities exchanges, including common and preferred stocks, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. The fair value of the Plan’s corporate debt instruments, U.S. Government and agency securities, municipal bonds and foreign bonds, is valued using a variety of observable market inputs, depending on the type of security being priced, and are obtained from pricing services engaged by Wells Fargo Bank N.A. See Note 3 (Fair Value Measurements) for a detailed discussion of the valuation techniques.
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment option in which the dividends and interest income arose, provided that restrictions may apply to investments held under the SDA, and with the exception of the American Express Company Stock Fund, which is an investment option and an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Subsequent Events
The Plan has evaluated subsequent events or transactions for potential recognition or disclosure through June 16, 2022, the date the financial statements were issued. The Plan determined that there are no subsequent events or transactions that require additional disclosure.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.
GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:
•Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.
•Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:
–Quoted prices for similar assets or liabilities in active markets;
–Quoted prices for identical or similar assets or liabilities in markets that are not active;
–Inputs other than quoted prices that are observable for the asset or liability; and
–Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).
The Plan monitors the market conditions and evaluates the fair value hierarchy levels at least annually.
The Plan corroborates the prices provided by Wells Fargo Bank N.A.'s pricing services to test their reasonableness by comparing their prices to valuations from a different pricing source. In instances where price discrepancies are identified between different pricing sources, the Plan would evaluate such discrepancies to ensure that the prices used for its calculation represent the fair value of the underlying investment securities.
Financial Assets Carried at Fair Value
Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately). Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks and fixed income securities. As such, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants, as discussed in Note 4 (Investments).

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2021:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$50,866	$50,866	$—
Corporate debt instruments	131,852	—	131,852
Common stocks	2,492,831	2,492,831	—
Common/Collective trusts	1,427,249	—	1,427,249
U.S. Government and agency obligations	239,859	—	239,859
Mutual funds	469,118	469,118	—
Self-directed brokerage accounts	162,436	162,436	—
Other investments	172,012	—	172,012
Total assets in the fair value hierarchy	$5,146,223	$3,175,251	$1,970,972
Common/collective trusts measured at net asset value (“NAV”)	1,763,560
Total investments, at fair value	$6,909,783
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2020:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$76,393	$76,393	$—
Corporate debt instruments	140,014	—	140,014
Common stocks	2,353,264	2,353,264	—
Common/Collective trusts	1,171,445	—	1,171,445
U.S. Government and agency obligations	202,259	—	202,259
Mutual funds	466,904	466,904	—
Self-directed brokerage accounts	140,110	140,110	—
Other investments	169,990	—	169,990
Total assets in the fair value hierarchy	$4,720,379	$3,036,671	$1,683,708
Common/collective trusts measured at NAV	1,497,448
Total investments, at fair value	$6,217,827

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value
For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:
Level 1:
•Money market funds are valued at NAV, which represents the exit price.
•Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date.
•Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded.
•The Plan’s self-directed brokerage accounts are primarily comprised of mutual funds and are valued using the corresponding valuation techniques as previously described.
Level 2:
•The fair values for the Plan’s corporate debt instruments, U.S. Government and agency obligations (which also include state and local government obligations) and Other investments (asset-backed securities, foreign sovereign debt and private placement bonds), are obtained primarily from pricing services engaged by Wells Fargo Bank N.A. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. Wells Fargo Bank N.A. does not apply any adjustments to the pricing models used. In addition, the Plan did not apply any adjustments to the prices received from the pricing services for 2021 and 2020. The Plan reaffirms its understanding of the valuation techniques used by Wells Fargo Bank N.A.'s pricing services at least annually. The Plan classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity, and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.
•Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are not registered with the SEC (unlike mutual funds, which are registered with the SEC), and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading and is corroborated with observable inputs provided by pricing services for the securities. To the extent the NAV is made publicly available, these common/collective trusts are classified within Level 2 of the fair value hierarchy and the NAVs represent the exit price for the funds.
Level 3:
•There are no Level 3 securities held by the Plan.
Assets Measured at NAV:
•For common/collective trusts whose NAVs are communicated only to investors in the trusts and are not publicly available, the NAVs are being used as practical expedient for fair value and represent the exit price for the funds.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The fair values of the financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2021 and 2020 and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date. There were no transfers among the levels of fair value hierarchy during the years ended December 31, 2021 and 2020.
Fair Value of Investments Using NAV as Practical Expedient
The following tables summarize investments measured at fair value based on NAV per share/unit as of December 31, 2021 and 2020, respectively:

As of December 31, 2021	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	$1,763,560	As needed	Up to 5 days

As of December 31, 2020	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	$1,497,448	As needed	Up to 5 days
a.Common/collective trusts are invested to gain exposure to broad public indices, including U.S., international developed and emerging market equity securities and fixed income securities.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
4. Investments
The investment options available to participants include nine core investment options (the “Core Investment Options”), of which five are actively managed (although in some cases, an actively managed option may also include a passively managed component) and four are passively managed (also known as index funds). In addition, target date funds (the “Retirement Funds”) based on target retirement dates are also available. The Retirement Funds invest in a mix of the actively managed Core Investment Options (and in some cases, also include an allocation to a Treasury inflation-protected securities strategy not available as a Core Investment Option). The age-appropriate Retirement Fund for the year in which a participant turns 65 generally serves as the Plan’s “default investment” to the extent a participant does not have a valid investment election on file. Additional investment options include the SDA and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open. Participants may allocate up to 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance. Special rules and restrictions may apply to the SDA.
A brief description of the investment options available to participants at December 31, 2021, is set forth below:
Core Investment Options
RSPIC has created five actively managed Core Investment Options to provide diversified and actively managed options to participants. Four of these actively managed Core Investment Options (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several managers (and in some cases, also including a passively managed component) within each Fund. These actively managed Core Investment Options seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using the underlying investment managers’ investment management skills.
The actively managed Stable Value Fund invests in diversified pools of U.S. Government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.
The Stable Value Fund holds a portfolio of book value wrap contracts that are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of common/collective trusts, fixed income strategies and a portfolio of actively managed fixed income securities, referred to as the Stable Value Fund assets. Under the book value wrap contracts, the book value wrap provider is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Stable Value Fund assets. A portion of the Stable Value Fund assets are held in a separate account at MetLife as a condition for MetLife to provide its life insurance separate account contract, which provides similar participant benefit payments as a book value wrap contract. The assets in the MetLife separate account are not subject to the liabilities of the general account of MetLife. While the contracts are designed to protect the Stable Value Fund against interest rate risk, the Stable Value Fund is still exposed to risk if issuers of the Stable Value Fund assets default on payment of interest or principal, but this risk is mitigated because the underlying Stable Value Fund assets in the Stable Value Fund bond portfolio are backed by the U.S. Government. The contracts may not cover participant benefit payments at contract value upon the occurrence of certain events, described below, involving the Stable Value Fund, American Express as its plan sponsor (“Plan Sponsor”) or Ameriprise Trust Company, an affiliate of Ameriprise Financial, Inc., its investment manager.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at contract value, rather than fair value, on the Statements of Net Assets. Contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer and therefore also limit the ability of the Plan to transact at contract value with the participants of the Plan. These events may be different under each contract. Examples of such events include the following:
•The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
•Premature termination of the contracts;
•Plan termination or merger;
•Changes to the Plan’s administration of competing investment options; and
•Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
The Plan believes no such events are probable of occurring.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
•An uncured violation of the Plan’s investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; and
•A material amendment to the agreements without the consent of the issuer.
The Plan believes no such events are probable of occurring.
RSPIC has also created four passively-managed (index) Core Investment Options: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. Each passively-managed Core Investment Option seeks to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.
Self-Directed Brokerage Accounts
The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.
American Express Company Stock Fund
The Plan Document requires that this Fund be offered as an investment option under the Plan, subject to compliance with ERISA. The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions. Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.
A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and current market volatility, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
6. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 21, 2016, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The Plan has been amended after the period covered by the determination letter. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified, the related trust is tax-exempt, and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2021 and 2020:

(Thousands)	2021	2020
Net assets available for benefits per the financial statements	$7,720,683	$7,092,326
Difference between contract value and fair value of fully benefit-responsive investment contracts	1,462	17,966
Loans deemed distributed	(286)	(300)
Net assets available for benefits per the Form 5500	$7,721,859	$7,109,992
The following is a reconciliation of net income per the financial statements to Form 5500 for the year ended December 31, 2021:

(Thousands)	2021
Net increase in net assets available for benefits per the financial statements	$628,357
Adjustment for difference between contract value and fair value of fully benefit-responsive investment contracts	(16,504)
Change in deemed distributions of participant loans	14
Net income per the Form 5500	$611,867

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
8. Related Parties and Parties-In-Interest Transactions
The Plan allows for transactions with, and certain investments in, certain parties that may perform services for, or have fiduciary responsibilities to, the Plan, including Wells Fargo Bank, N.A. and its affiliates, Principal Financial Group and its affiliates as well as investment managers appointed by RSPIC. Transactions with these parties are considered party-in-interest transactions, but not considered prohibited transactions under ERISA. As noted in Supplemental Schedule H, Line 4i, the Plan held investments with parties-in-interest in Ameriprise Financial, Inc. and its affiliates, BlackRock Institutional Trust Company, N.A. and its affiliates, Fidelity Investment Management and its affiliates, J.P. Morgan Investment Management, Inc. and its affiliates, MetLife Inc. and its affiliates, Morgan Stanley Investment Management and its affiliates, Principal Financial Group and its affiliates, Vanguard Fiduciary Trust Company and its affiliates, Wells Fargo Bank, N.A. and its affiliates and Willis Tower Watson and its affiliates as of both December 31, 2021 and 2020. Charles Schwab and Co., Inc and its affiliates became a service provider and party-in-interest as of May 25, 2021. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered party-in-interest transactions.
Berkshire Hathaway, Inc. and its affiliates are considered parties-in-interest due to ownership interests in the Company. The Plan holds certain securities in Berkshire Hathaway in accordance with investment strategies directed by its qualified professional asset managers.
Additionally, the Company is considered a party-in-interest as well as a related party. As of December 31, 2021 and 2020, the Plan held 4,605,470 shares of American Express Company common stock valued at $753 million and 5,015,340 shares valued at $606 million, respectively. During the 2021 plan year the Plan acquired 82,152 shares of American Express Company common stock valued at $20 million through dividend reinvestments and sold 234,738 shares valued at $56 million. The Plan reimburses the Company for direct expenses (salary and benefits costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

SUPPLEMENTAL SCHEDULES

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
for the Year Ended December 31, 2021

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$38	—	$38	—	—
In 2020, the Company untimely remitted a contribution deducted from a participant's paycheck. The Company remitted the delinquent participant contribution to the Plan and restored lost earnings on March 31, 2021.

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	Money Market Funds
*	FIDELITY MM GOVT PORTFOLIO #57	50,865	50,866
	Total Money Market Funds		$50,866

	Corporate Debt Instruments
	ABBVIE INC 2.800% 3/15/23	620	632
	ABBVIE INC 4.050% 11/21/39	485	556
	ABBVIE INC 4.400% 11/06/42	395	471
	ABBVIE INC 4.500% 5/14/35	410	490
	ACTIVISION BLIZZARD 1.350% 9/15/30	191	176
	AEP TRANSMISSION CO 3.150% 9/15/49	120	122
	AERCAP IRELAND CAP/G 1.750% 1/30/26	150	147
	AERCAP IRELAND CAP/G 2.450% 10/29/26	180	181
	AERCAP IRELAND CAP/G 3.000% 10/29/28	220	223
	AERCAP IRELAND CAP/G 3.300% 1/30/32	210	214
	AERCAP IRELAND CAP/G 4.450% 4/03/26	150	163
	AERCAP IRELAND CAP/G 4.500% 9/15/23	605	634
	AETNA INC 3.875% 8/15/47	150	167
	AIR LEASE CORP 2.625% 7/01/22	179	180
	AIR LEASE CORP 3.250% 3/01/25	81	84
	AIR LEASE CORP 3.250% 10/01/29	415	424
	AIR LEASE CORP 3.375% 7/01/25	462	482
	ALABAMA POWER CO 5.700% 2/15/33	200	257
	ALBEMARLE CORP 5.450% 12/01/44	50	65
	ALEXANDRIA REAL ESTA 1.875% 2/01/33	140	132
	ALEXANDRIA REAL ESTA 2.000% 5/18/32	310	296
	ALTRIA GROUP INC 2.450% 2/04/32	460	437
	AMAZON.COM INC 3.250% 5/12/61	200	215
	AMAZON.COM INC 3.875% 8/22/37	110	129
	AMER AIRLINE 16-2 AA 3.200% 6/15/28	153	154
	AMER AIRLINE 16-3 AA 3.000% 4/15/30	181	179
	AMER AIRLINE 17-1 AA 3.650% 2/15/29	54	56
	AMER AIRLN 14-1 A PT 3.700% 10/01/26	94	95
	AMERICA MOVIL SAB DE 3.625% 4/22/29	205	222
	AMERICAN CAMPUS COMM 3.625% 11/15/27	229	245
	AMERICAN FINANCIAL 3.500% 8/15/26	150	160
	AMERICAN INTL GROUP 3.875% 1/15/35	200	221
	AMERICAN TOWER CORP 2.100% 6/15/30	150	144
	AMERICAN TOWER CORP 3.100% 6/15/50	139	135

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	AMERICAN TOWER CORP 3.700% 10/15/49	220	234
	AMERICAN WATER CAPIT 3.450% 6/01/29	150	162
	AMGEN INC 3.150% 2/21/40	200	205
	ANALOG DEVICES INC 2.800% 10/01/41	250	253
	ANHEUSER-BUSCH COS 4.900% 2/01/46	350	442
	ANHEUSER-BUSCH INBEV 4.375% 4/15/38	190	223
	ANHEUSER-BUSCH INBEV 4.439% 10/06/48	240	287
	ANHEUSER-BUSCH INBEV 4.600% 6/01/60	175	217
	ANHEUSER-BUSCH INBEV 4.700% 2/01/36	120	143
	ANHEUSER-BUSCH INBEV 4.750% 4/15/58	7	9
	APPLE INC 2.700% 8/05/51	500	495
	ARROW ELECTRONICS IN 3.875% 1/12/28	55	60
	ASSURANT INC 4.200% 9/27/23	105	110
	ASTRAZENECA PLC 2.125% 8/06/50	140	124
	ASTRAZENECA PLC 4.000% 9/18/42	60	72
	ASTRAZENECA PLC 6.450% 9/15/37	70	103
	AT&T INC 2.250% 2/01/32	450	435
	AT&T INC 2.300% 6/01/27	725	737
	AT&T INC 3.100% 2/01/43	225	219
	AT&T INC 3.500% 6/01/41	154	158
	AT&T INC 3.500% 9/15/53	129	130
	AT&T INC 3.550% 9/15/55	638	640
	ATMOS ENERGY CORP 0.625% 3/09/23	115	115
	ATMOS ENERGY CORP 5.500% 6/15/41	100	133
	AUTOZONE INC 1.650% 1/15/31	190	179
	BAKER HUGHES HLDGS L 5.125% 9/15/40	50	62
	BALTIMORE GAS & ELEC 2.900% 6/15/50	110	109
	BALTIMORE GAS & ELEC 3.500% 8/15/46	70	76
	BANCO SANTANDER SA 1.849% 3/25/26	400	398
	BANCO SANTANDER SA 2.749% 12/03/30	200	196
	BAT CAPITAL CORP 3.734% 9/25/40	130	125
	BAT CAPITAL CORP 3.984% 9/25/50	200	192
	BAT CAPITAL CORP 4.390% 8/15/37	220	232
	BAT CAPITAL CORP 4.540% 8/15/47	55	58
	BAT INTL FINANCE PLC 1.668% 3/25/26	145	142
	BAXALTA INC 3.600% 6/23/22	15	15
	BAXALTA INC 5.250% 6/23/45	7	9
*	BERKSHIRE HATHAWAY 4.200% 8/15/48	200	243
*	BERKSHIRE HATHAWAY 4.450% 1/15/49	235	290

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
BIOGEN INC 2.250% 5/01/30	464	457
BIOGEN INC 3.150% 5/01/50	75	72
BLACKSTONE SECURED 3.650% 7/14/23	195	201
BOARDWALK PIPELINES 3.400% 2/15/31	165	170
BOEING CO 1.433% 2/04/24	445	444
BOEING CO 2.196% 2/04/26	275	275
BOEING CO 2.750% 2/01/26	330	339
BOEING CO 3.100% 5/01/26	525	547
BOEING CO 3.250% 3/01/28	251	260
BOEING CO 4.875% 5/01/25	135	148
BOEING CO 5.040% 5/01/27	245	276
BOEING CO 5.150% 5/01/30	210	245
BOEING CO 5.705% 5/01/40	175	225
BOSTON PROPERTIES LP 3.125% 9/01/23	30	31
BOSTON SCIENTIFIC CO 4.000% 3/01/29	136	151
BP CAP MARKETS AMERI 2.939% 6/04/51	345	331
BP CAP MARKETS AMERI 3.017% 1/16/27	135	143
BRISTOL-MYERS SQUIBB 4.125% 6/15/39	122	144
BRISTOL-MYERS SQUIBB 5.000% 8/15/45	171	227
BRIXMOR OPERATING PA 2.250% 4/01/28	220	219
BRIXMOR OPERATING PA 2.500% 8/16/31	115	113
BRIXMOR OPERATING PA 3.850% 2/01/25	120	127
BROADCOM INC 4.750% 4/15/29	330	376
BROOKFIELD FINANCE 4.700% 9/20/47	64	79
BROOKFIELD FINANCE 4.850% 3/29/29	96	111
BROWN & BROWN INC 2.375% 3/15/31	100	97
BUCKEYE PARTNERS LP 5.850% 11/15/43	195	191
BUNGE LTD FINANCE CO 2.750% 5/14/31	260	264
BURLINGTN NORTH SANT 4.375% 9/01/42	130	158
BURLINGTON NORTH SAN 6.150% 5/01/37	60	85
CAMPBELL SOUP CO 3.125% 4/24/50	66	65
CANADIAN PACIFIC RAI 3.000% 12/02/41	223	228
CANADIAN PACIFIC RR 5.750% 3/15/33	70	90
CAPITAL ONE FINANCIA 3.300% 10/30/24	350	368
CAPITAL ONE FINANCIA 3.750% 7/28/26	88	94
CBS CORP 4.000% 1/15/26	292	315
CELANESE US HOLDINGS 3.500% 5/08/24	118	123
CENTERPOINT ENER HOU 3.000% 2/01/27	91	96
CHARTER COMM OPT LLC 3.500% 3/01/42	375	364

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CHARTER COMM OPT LLC 3.700% 4/01/51	130	126
CHARTER COMM OPT LLC 5.375% 4/01/38	48	57
CHARTER COMM OPT LLC 6.384% 10/23/35	652	843
CHARTER COMM OPT LLC 6.834% 10/23/55	70	100
CHENIERE CORP CHRIST 5.875% 3/31/25	405	449
CHEVRON CORP 2.566% 5/16/23	210	215
CIGNA CORP 3.400% 3/01/27	415	446
CIGNA CORP 4.500% 2/25/26	108	119
CINCINNATI FINL CORP 6.920% 5/15/28	50	64
CITIGROUP INC 4.450% 9/29/27	21	23
CITIZENS FINANCIAL 2.638% 9/30/32	47	46
CLEVELAND ELECTRIC 5.950% 12/15/36	40	53
CMS ENERGY CORP 2.950% 2/15/27	39	40
CMS ENERGY CORP 3.875% 3/01/24	180	189
COCA-COLA FEMSA SAB 1.850% 9/01/32	205	193
COCA-COLA FEMSA SAB 2.750% 1/22/30	190	194
COMCAST CORP 2.350% 1/15/27	360	373
COMCAST CORP 3.200% 7/15/36	200	213
COMCAST CORP 3.400% 4/01/30	1,375	1,501
COMCAST CORP 3.900% 3/01/38	55	62
COMCAST CORP 4.250% 1/15/33	150	176
COMMONSPIRIT HEALTH 2.782% 10/01/30	545	558
COMMONWEALTH EDISON 3.650% 6/15/46	45	50
COMMONWEALTH EDISON 3.750% 8/15/47	70	79
CONAGRA BRANDS INC 5.400% 11/01/48	100	135
CONSTELLATION BRANDS 4.400% 11/15/25	75	82
CONTL AIRLINES 2012- 4.000% 10/29/24	431	447
CORNING INC 3.900% 11/15/49	100	112
CORPORATE OFFICE PRO 2.000% 1/15/29	90	87
CORPORATE OFFICE PRO 2.750% 4/15/31	362	360
CROWN CASTLE INTL CO 2.250% 1/15/31	295	287
CSX CORP 6.000% 10/01/36	175	236
CVS HEALTH CORP 2.700% 8/21/40	500	481
CVS PASS-THROUGH TRU 6.036% 12/10/28	—	0
DDR CORP 3.625% 2/01/25	61	64
DELL INTL L L C / EM 5.450% 6/15/23	35	37
DELL INTL L L C / EM 6.020% 6/15/26	673	778
DELTA AIR LINES 2015 3.625% 7/30/27	1,035	1,087
DELTA AIRLINES 2015B 4.250% 7/30/23	261	269

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
DH EUROPE FINANCE II 3.250% 11/15/39	80	85
DIAMONDBACK ENERGY 3.250% 12/01/26	150	158
DIAMONDBACK ENERGY 4.750% 5/31/25	345	378
DIGITAL REALTY TRUST 3.700% 8/15/27	39	42
DISCOVERY COMMUNICAT 3.450% 3/15/25	120	126
DISCOVERY COMMUNICAT 5.200% 9/20/47	275	341
DOLLAR GENERAL CORP 4.125% 5/01/28	70	78
DOMINION ENERGY INC 3.375% 4/01/30	210	223
DOMINION RESOURCES 2.750% 9/15/22	66	67
DOMINION RESOURCES 2.850% 8/15/26	76	79
DOWDUPONT INC 5.319% 11/15/38	100	129
DR PEPPER SNAPPLE GR 3.430% 6/15/27	35	37
DR PEPPER SNAPPLE GR 4.420% 12/15/46	70	83
DTE ENERGY CO 1.050% 6/01/25	380	372
DUKE ENERGY CORP 2.650% 9/01/26	43	45
DUKE ENERGY CORP 3.400% 6/15/29	86	91
DUKE ENERGY CORP 6.000% 12/01/28	80	99
DUKE ENERGY FLORIDA 3.800% 7/15/28	200	220
DUKE ENERGY OHIO INC 4.300% 2/01/49	60	72
DUKE ENERGY PROGRESS 2.900% 8/15/51	180	178
DUKE ENERGY PROGRESS 4.200% 8/15/45	130	155
DUKE REALTY LP 2.875% 11/15/29	90	94
DUKE REALTY LP 3.250% 6/30/26	23	24
EATON CORP 4.000% 11/02/32	170	195
ECOPETROL SA 5.875% 9/18/23	128	136
EDISON INTERNATIONAL 3.550% 11/15/24	100	105
EMERA US FINANCE LP 3.550% 6/15/26	70	74
EMERA US FINANCE LP 4.750% 6/15/46	150	177
ENABLE MIDSTREAM PAR 4.150% 9/15/29	141	151
ENABLE MIDSTREAM PAR 4.950% 5/15/28	55	61
ENERGY TRANSFER OPER 6.250% 4/15/49	209	273
ENERGY TRANSFER PART 4.750% 1/15/26	420	459
ENERGY TRANSFER PART 5.500% 6/01/27	36	41
ENERGY TRANSFER PART 6.050% 6/01/41	268	328
ENTERGY LOUISIANA LL 2.400% 10/01/26	59	60
ENTERGY LOUISIANA LL 2.900% 3/15/51	140	137
ENTERGY LOUISIANA LL 3.050% 6/01/31	57	60
ENTERGY LOUISIANA LL 3.120% 9/01/27	40	42
ENTERGY MISSISSIPPI 3.850% 6/01/49	190	218

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
ENTERPRISE PRODUCTS 4.900% 5/15/46	180	218
EQUINIX INC 2.000% 5/15/28	529	519
EQUINIX INC 2.900% 11/18/26	305	316
ESSEX PORTFOLIO LP 1.650% 1/15/31	200	186
ESSEX PORTFOLIO LP 2.650% 3/15/32	190	191
EVERGY INC 2.900% 9/15/29	235	240
EVERSOURCE ENERGY 2.900% 10/01/24	350	362
EXELON CORP 5.100% 6/15/45	170	219
EXELON GENERATION CO 3.250% 6/01/25	340	356
EXELON GENERATION CO 4.250% 6/15/22	75	76
EXELON GENERATION CO 6.250% 10/01/39	180	225
EXXON MOBIL CORPORAT 2.995% 8/16/39	400	405
FISERV INC 4.400% 7/01/49	90	107
FOMENTO ECONOMICO ME 3.500% 1/16/50	260	272
FORD FOUNDATION/THE 2.815% 6/01/70	90	93
FORTIS INC 3.055% 10/04/26	155	161
GE CAPITAL INTL FUND 4.418% 11/15/35	325	388
GENERAL DYNAMICS COR 4.250% 4/01/50	170	217
GENERAL MOTORS CO 6.125% 10/01/25	135	155
GENERAL MOTORS FINL 2.350% 1/08/31	322	313
GENERAL MOTORS FINL 2.750% 6/20/25	360	371
GENERAL MOTORS FINL 4.350% 1/17/27	117	129
GILEAD SCIENCES INC 2.600% 10/01/40	400	385
GLOBAL PAYMENTS INC 3.200% 8/15/29	186	194
GLOBAL PAYMENTS INC 4.150% 8/15/49	195	222
GOLDMAN SACHS GROUP 3.500% 11/16/26	150	160
GOLDMAN SACHS GROUP 3.800% 3/15/30	200	220
GOLDMAN SACHS GROUP 3.850% 1/26/27	224	241
HACKENSACK MERIDIAN 2.675% 9/01/41	445	434
HACKENSACK MERIDIAN 2.875% 9/01/50	250	251
HALLIBURTON CO 3.800% 11/15/25	10	11
HALLIBURTON CO 4.850% 11/15/35	43	51
HALLIBURTON COMPANY 6.700% 9/15/38	50	69
HANOVER INSURANCE GR 2.500% 9/01/30	140	139
HARRIS CORPORATION 4.854% 4/27/35	40	49
HARTFORD FINL SVCS 4.300% 4/15/43	90	106
HASBRO INC 3.900% 11/19/29	345	380
HCA INC 3.500% 7/15/51	195	199
HCA INC 5.125% 6/15/39	175	216

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
HCA INC 5.250% 6/15/26	600	675
HCP INC 3.250% 7/15/26	350	372
HCP INC 3.500% 7/15/29	185	201
HEALTH CARE REIT INC 6.500% 3/15/41	140	203
HEALTHPEAK PROPERTIE 2.125% 12/01/28	271	271
HESS CORP 6.000% 1/15/40	40	51
HOLLYFRONTIER CORP 2.625% 10/01/23	275	280
HOLLYFRONTIER CORP 5.875% 4/01/26	155	174
HOME DEPOT INC 3.300% 4/15/40	210	228
HSBC HOLDINGS PLC 6.100% 1/14/42	280	400
HSBC HOLDINGS PLC 7.350% 11/27/32	224	299
IBM CORP 3.500% 5/15/29	1,350	1,465
ING GROEP NV 3.950% 3/29/27	200	219
INTL FLAVOR & FRAGRA 5.000% 9/26/48	274	352
INTL LEASE FINANCE 5.875% 8/15/22	150	155
INTL LEASE FINANCE 8.625% 1/15/22	100	100
INTL PAPER CO 8.700% 6/15/38	40	65
JB HUNT TRANSPRT SVC 3.850% 3/15/24	100	105
JERSEY CENTRAL PWR 6.150% 6/01/37	30	40
KANSAS CITY POWER & 4.200% 3/15/48	60	71
KANSAS CITY SOUTHERN 4.700% 5/01/48	217	270
KINDER MORGAN INC/DE 5.050% 2/15/46	40	48
KLA CORP 3.300% 3/01/50	100	107
KOHL'S CORPORATION 3.375% 5/01/31	443	451
KROGER CO 3.950% 1/15/50	175	201
L3HARRIS TECH INC 1.800% 1/15/31	230	220
LASMO USA INC DTD 7.300% 11/15/27	70	89
LEAR CORP 2.600% 1/15/32	85	84
LENNAR CORP 4.500% 4/30/24	100	106
LIFE STORAGE LP 2.400% 10/15/31	135	133
LIFE STORAGE LP 4.000% 6/15/29	214	237
LLOYDS BANK PLC 4.500% 11/04/24	235	253
LLOYDS BANKING GROUP 4.375% 3/22/28	200	224
LOUISVILLE GAS & ELE 3.300% 10/01/25	71	75
LOUISVILLE GAS & ELE 4.650% 11/15/43	100	122
LOWE'S COS INC 2.625% 4/01/31	230	235
LOWE'S COS INC 3.000% 10/15/50	225	222
LYB INT FINANCE III 3.625% 4/01/51	100	106
LYB INTL FINANCE BV 4.875% 3/15/44	170	210

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	MARATHON PETROLEUM 4.700% 5/01/25	138	151
	MARSH & MCLENNAN COS 4.375% 3/15/29	325	370
	MARTIN MARIETTA MATE 3.500% 12/15/27	220	237
	MASCO CORP 2.000% 10/01/30	90	86
	MASCO CORP 6.500% 8/15/32	110	145
	MASTERCARD INC 3.850% 3/26/50	125	150
	MCDONALD'S CORP 3.500% 7/01/27	200	217
	MCDONALD'S CORP 4.200% 4/01/50	125	151
	MCDONALD'S CORP 4.700% 12/09/35	101	123
	MCDONALD'S CORP 6.300% 10/15/37	38	53
	MDC HOLDINGS INC 2.500% 1/15/31	315	305
	MEAD JOHNSON NUTRITI 4.125% 11/15/25	120	131
	MEAD JOHNSON NUTRITI 4.600% 6/01/44	35	45
	MEMORIAL HEALTH SERV 3.447% 11/01/49	310	341
	MICROSOFT CORP 3.041% 3/17/62	46	49
	MID-AMERICA APARTMEN 1.700% 2/15/31	160	153
	MIDMICHIGAN HEALTH 3.409% 6/01/50	90	96
	MITSUBISHI UFJ FIN 2.048% 7/17/30	360	350
	MITSUBISHI UFJ FIN 3.751% 7/18/39	290	329
	MOODY'S CORPORATION 3.250% 5/20/50	210	219
*	MORGAN STANLEY 3.125% 7/27/26	500	530
*	MORGAN STANLEY 3.625% 1/20/27	755	818
	MPLX LP 4.800% 2/15/29	139	159
	MYLAN INC 5.400% 11/29/43	50	62
	NATIONAL RETAIL PROP 3.600% 12/15/26	62	66
	NATIONAL RETAIL PROP 4.000% 11/15/25	218	236
	NISOURCE INC 1.700% 2/15/31	200	187
	NOMURA HOLDINGS INC 2.648% 1/16/25	276	284
	NOMURA HOLDINGS INC 2.679% 7/16/30	200	199
	NORDSTROM INC 4.000% 3/15/27	295	296
	NORDSTROM INC 4.250% 8/01/31	331	325
	NORFOLK SOUTHERN COR 3.942% 11/01/47	351	406
	NORFOLK SOUTHERN COR 4.837% 10/01/41	235	296
	NORTHEASTERN UNIVERS 2.894% 10/01/50	400	398
	NORTHERN STATE PWR- 6.200% 7/01/37	50	72
	NORTHROP GRUMMAN COR 5.250% 5/01/50	335	469
	NUCOR CORP 2.979% 12/15/55	50	49
	NUTRIEN LTD 4.125% 3/15/35	100	114
	NUTRIEN LTD 5.000% 4/01/49	55	74

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	NVENT FINANCE SARL 4.550% 4/15/28	98	109
	OFFICE PPTY INCOME 2.400% 2/01/27	280	271
	OFFICE PPTY INCOME 2.650% 6/15/26	350	347
	OHIO POWER COMPANY 2.900% 10/01/51	240	231
	ONCOR ELECTRIC DELIV 3.100% 9/15/49	215	224
	ONEBEACON US HOLDING 4.600% 11/09/22	150	154
	ORACLE CORP 1.650% 3/25/26	300	298
	ORACLE CORP 2.300% 3/25/28	400	399
	ORACLE CORP 3.850% 7/15/36	267	282
	ORACLE CORP 3.900% 5/15/35	233	250
	ORACLE CORP 3.950% 3/25/51	174	181
	ORACLE CORP 4.000% 7/15/46	120	125
	OTIS WORLDWIDE CORP 2.565% 2/15/30	200	203
	PACIFIC GAS & 2.950% 3/01/26	105	107
	PACIFIC GAS & ELECTR 1.367% 3/10/23	390	388
	PACIFIC GAS & ELECTR 1.700% 11/15/23	135	135
	PACIFIC GAS & ELECTR 1.750% 6/16/22	450	450
	PACIFIC GAS & ELECTR 3.750% 8/15/42	50	47
	PACIFIC GAS & ELECTR 4.300% 3/15/45	85	86
	PACIFIC GAS & ELECTR 4.450% 4/15/42	200	203
	PACIFIC GAS AND ELEC 3.450% 7/01/25	170	176
	PECO ENERGY CO 2.800% 6/15/50	100	98
	PEPPERDINE UNIV 3.301% 12/01/59	150	159
	PETRO-CANADA 5.350% 7/15/33	100	121
	PETRO-CANADA 6.800% 5/15/38	80	112
	PHILLIPS 66 PARTNERS 3.150% 12/15/29	105	109
	PHILLIPS 66 PARTNERS 3.550% 10/01/26	15	16
	PHILLIPS 66 PARTNERS 3.605% 2/15/25	60	63
	PHYSICIANS REALTY LP 2.625% 11/01/31	140	140
	PIEDMONT HEALTHCARE 2.864% 1/01/52	245	239
	PIONEER NATURAL RESO 1.900% 8/15/30	280	266
	PLAINS ALL AMER PIPE 4.700% 6/15/44	130	138
	PLAINS ALL AMER PIPE 5.150% 6/01/42	185	203
	PRECISION CASTPARTS 3.900% 1/15/43	250	288
	PRECISION CASTPARTS 4.375% 6/15/45	80	99
*	PRINCIPAL FINANCIAL 3.700% 5/15/29	105	116
	PROGRESS ENERGY INC 7.000% 10/30/31	50	68
	PROV ST JOSEPH HLTH 2.746% 10/01/26	28	29
	PSI ENERGY INC 6.120% 10/15/35	50	67

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
PUBLIC SERVICE COLOR 3.550% 6/15/46	27	29
PUBLIC SERVICE ELECT 2.250% 9/15/26	70	72
PUBLIC STORAGE 1.950% 11/09/28	124	124
PUBLIC STORAGE 2.250% 11/09/31	104	105
QUANTA SERVICES INC 2.350% 1/15/32	295	286
QUEST DIAGNOSTICS IN 2.800% 6/30/31	105	108
RAYTHEON TECH CORP 2.375% 3/15/32	273	273
RAYTHEON TECH CORP 4.350% 4/15/47	17	21
REALTY INCOME CORP 1.800% 3/15/33	145	136
REGENCY CENTERS LP 2.950% 9/15/29	180	187
REGENCY CENTERS LP 4.125% 3/15/28	200	223
REGENERON PHARMACEUT 1.750% 9/15/30	490	463
REPUBLIC SERVICES IN 1.450% 2/15/31	150	139
REYNOLDS AMERICAN IN 5.700% 8/15/35	100	118
ROPER TECHNOLOGIES 1.400% 9/15/27	170	165
ROPER TECHNOLOGIES 2.000% 6/30/30	130	125
ROYAL BK SCOTLND GRP 4.800% 4/05/26	200	222
RYDER SYSTEM INC 1.750% 9/01/26	375	372
SABINE PASS LIQUEFAC 4.500% 5/15/30	220	248
SABRA HEALTH CARE LP 3.200% 12/01/31	230	225
SAFEHOLD OPERATING 2.800% 6/15/31	545	538
SAN DIEGO G & E 2.950% 8/15/51	195	196
SAN DIEGO G & E 6.125% 9/15/37	80	108
SANTANDER UK GROUP 3.571% 1/10/23	200	200
SHELL INTERNATIONAL 5.500% 3/25/40	165	224
SOUTHERN CAL EDISON 3.650% 3/01/28	100	108
SOUTHERN CAL EDISON 4.050% 3/15/42	150	162
SOUTHERN CAL EDISON 4.125% 3/01/48	140	157
SOUTHERN CALIF EDISO 5.550% 1/15/36	100	123
SOUTHERN CALIF GAS 3.200% 6/15/25	150	157
SOUTHERN CO GAS CAPI 3.150% 9/30/51	165	163
SOUTHERN CO GAS CAPI 3.950% 10/01/46	26	29
SOUTHERN POWER CO 5.150% 9/15/41	70	86
SOUTHWEST GAS CORP 3.800% 9/29/46	49	54
SOUTHWESTERN PUBLIC 4.500% 8/15/41	30	36
SPIRIT AIR 2017-1 PT 3.375% 2/15/30	62	63
STEEL DYNAMICS INC 1.650% 10/15/27	101	99
SUMITOMO MITSUI FINL 1.474% 7/08/25	200	199
SUNOCO LOGISTICS PAR 3.900% 7/15/26	350	376

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
TAKEDA PHARMACEUTICA 3.025% 7/09/40	515	524
TAKEDA PHARMACEUTICA 3.175% 7/09/50	200	202
TAMPA ELECTRIC CO 4.450% 6/15/49	225	283
TECK RESOURCES LIMIT 3.900% 7/15/30	100	107
TECK RESOURCES LIMIT 6.250% 7/15/41	235	312
TELEFONICA EMISIONES 4.665% 3/06/38	150	173
TEXAS HEALTH RESOURC 2.328% 11/15/50	200	181
TEXTRON INC 3.000% 6/01/30	350	361
THERMO FISHER SCIENT 2.000% 10/15/31	170	167
TIME WARNER CABLE IN 5.500% 9/01/41	200	242
TIME WARNER CABLE IN 5.875% 11/15/40	250	312
T-MOBILE USA INC 2.050% 2/15/28	300	298
T-MOBILE USA INC 3.000% 2/15/41	420	410
T-MOBILE USA INC 3.500% 4/15/25	350	371
T-MOBILE USA INC 3.750% 4/15/27	200	217
TOLEDO EDISON COMPAN 6.150% 5/15/37	50	68
TOTAL CAPITAL INTL 2.986% 6/29/41	780	790
TOYOTA MOTOR CREDIT 3.375% 4/01/30	275	301
TRANS-CANADA PIPELIN 6.200% 10/15/37	60	82
TRI-STATE GENERATION 4.250% 6/01/46	37	42
TUCSON ELECTRIC POWE 4.850% 12/01/48	125	161
TYSON FOODS INC 5.150% 8/15/44	80	104
UDR INC 1.900% 3/15/33	175	161
UDR INC 2.100% 8/01/32	250	238
UDR INC 2.950% 9/01/26	32	33
UDR INC 3.000% 8/15/31	30	31
UNION CARBIDE CORP 7.750% 10/01/96	110	194
UNION ELECTRIC CO 2.950% 6/15/27	50	53
UNITED AIR 2013-1 A 4.300% 2/15/27	163	171
UNITED AIR 2016-1 AA 3.100% 7/07/28	158	162
UNITED AIR 2016-1 B 3.650% 1/07/26	57	57
UNITED AIR 2016-2 A 3.100% 10/07/28	276	273
UNITED AIR 2018-1 A 3.700% 3/01/30	382	386
UNITED AIR 2018-1 AA 3.500% 3/01/30	164	171
UNITED AIR 2018-1 B 4.600% 3/01/26	37	38
UNITED AIR 2019-1 A 4.550% 8/25/31	246	265
UNITED AIR 2019-1 AA 4.150% 8/25/31	229	251
UNITED TECHNOLOGIES 3.750% 11/01/46	105	117
UNITEDHEALTH GROUP 3.250% 5/15/51	200	216

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
UNITEDHEALTH GROUP 4.625% 7/15/35	124	155
UNIV OF SOUTHERN CAL 3.226% 10/01/20	200	203
VALE OVERSEAS LIMITE 3.750% 7/08/30	300	311
VALERO ENERGY CORP 2.150% 9/15/27	220	219
VALERO ENERGY CORP 7.500% 4/15/32	21	29
VENTAS REALTY LP 3.250% 10/15/26	25	26
VENTAS REALTY LP 3.850% 4/01/27	31	34
VERISK ANALYTICS INC 3.625% 5/15/50	200	217
VERIZON COMMUNICATIO 2.987% 10/30/56	219	207
VERIZON COMMUNICATIO 3.550% 3/22/51	200	215
VERIZON COMMUNICATIO 4.272% 1/15/36	50	59
VERIZON COMMUNICATIO 4.400% 11/01/34	70	82
VIACOM INC 5.850% 9/01/43	105	141
VIATRIS INC 2.300% 6/22/27	588	591
VIRGINIA ELEC & POWE 3.800% 9/15/47	50	56
VMWARE INC 1.400% 8/15/26	680	668
VMWARE INC 2.950% 8/21/22	140	142
VMWARE INC 4.650% 5/15/27	160	180
VODAFONE GROUP PLC 5.000% 5/30/38	300	373
VORNADO REALTY LP 3.500% 1/15/25	70	73
VR BANCO SANTANDER 1.722% 9/14/27	200	196
VR BANK OF AMERICA 1.734% 7/22/27	450	447
VR BANK OF AMERICA 1.898% 7/23/31	160	153
VR BANK OF AMERICA 2.087% 6/14/29	219	217
VR BANK OF AMERICA 2.496% 2/13/31	750	752
VR BANK OF AMERICA 2.572% 10/20/32	345	347
VR BANK OF AMERICA 2.676% 6/19/41	1,000	962
VR BANK OF AMERICA 2.687% 4/22/32	335	340
VR BANK OF AMERICA 3.970% 3/05/29	81	89
VR BANK OF AMERICA 3.974% 2/07/30	2,465	2,715
VR BANK OF AMERICA 4.330% 3/15/50	180	223
VR BANK OF MONTREAL 3.803% 12/15/32	67	72
VR BARCLAYS PLC 2.894% 11/24/32	200	201
VR BARCLAYS PLC 4.338% 5/16/24	200	208
VR BARCLAYS PLC 4.610% 2/15/23	220	221
VR CITIGROUP INC 1.122% 1/28/27	500	487
VR CITIGROUP INC 2.520% 11/03/32	385	385
VR CITIGROUP INC 2.666% 1/29/31	500	507
VR CITIGROUP INC 3.668% 7/24/28	290	313

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	VR CITIGROUP INC 3.878% 1/24/39	50	57
	VR CITIGROUP INC 3.980% 3/20/30	300	331
	VR CITIGROUP INC 4.412% 3/31/31	2,605	2,975
	VR DEUTSCHE BANK NY 2.129% 11/24/26	220	220
	VR DEUTSCHE BANK NY 2.222% 9/18/24	390	395
	VR GOLDMAN SACHS 4.223% 5/01/29	2,755	3,060
	VR GOLDMAN SACHS GRO 1.992% 1/27/32	400	384
	VR GOLDMAN SACHS GRO 2.383% 7/21/32	290	286
	VR GOLDMAN SACHS GRO 3.272% 9/29/25	500	525
	VR GOLDMAN SACHS GRO 3.691% 6/05/28	639	688
	VR GOLDMAN SACHS GRO 4.411% 4/23/39	210	251
	VR HSBC HOLDINGS PLC 2.206% 8/17/29	220	216
	VR HSBC HOLDINGS PLC 2.357% 8/18/31	320	313
	VR JOHN DEERE CAPI 1.133% 6/07/23	1,116	1,123
*	VR JPMORGAN CHASE & 4.005% 4/23/29	2,485	2,743
*	VR JPMORGAN CHASE & 4.203% 7/23/29	600	671
	VR LLOYDS BANKING GR 2.438% 2/05/26	300	306
	VR MAGELLAN MIDSTREA 6.400% 5/01/37	70	91
	VR MANUF & TRADERS 1.098% 5/18/22	2,274	2,278
	VR MIZUHO FINANCIAL 1.234% 5/22/27	284	275
*	VR MORGAN STANLEY 1.794% 2/13/32	470	445
*	VR MORGAN STANLEY 3.622% 4/01/31	200	218
*	VR MORGAN STANLEY 3.772% 1/24/29	1,355	1,474
*	VR MORGAN STANLEY 4.431% 1/23/30	137	156
*	VR MORGAN STANLEY 4.457% 4/22/39	135	162
	VR NATWEST GROUP PLC 1.642% 6/14/27	333	328
	VR NORTHERN TRUST CO 3.375% 5/08/32	38	40
	VR PNC BANK NA 0.46345% 2/24/23	2,085	2,086
	VR ROYAL BK SCOTLND 3.754% 11/01/29	236	246
	VR ROYAL BK SCOTLND 4.269% 3/22/25	200	212
	VR ROYAL BK SCOTLND 4.445% 5/08/30	235	264
	VR SANTANDER UK GROU 1.673% 6/14/27	270	264
*	VR WELLS FARGO & 4.478% 4/04/31	1,300	1,510
*	VR WELLS FARGO & COM 3.196% 6/17/27	535	564
	VR WESTPAC BANKING 2.894% 2/04/30	250	255
	VR WESTPAC BANKING 4.322% 11/23/31	120	130
	WALT DISNEY COMPANY/ 4.700% 3/23/50	170	224
	WALT DISNEY COMPANY/ 7.625% 11/30/28	100	136
*	WELLS FARGO & COMPAN 4.100% 6/03/26	36	39

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
*	WELLS FARGO & COMPAN 4.300% 7/22/27	148	165
*	WELLS FARGO & COMPAN 4.900% 11/17/45	67	84
	WELLTOWER INC 2.700% 2/15/27	18	19
	WELLTOWER INC 3.100% 1/15/30	115	120
	WELLTOWER INC 4.250% 4/01/26	100	110
	WESTPAC BANKING CORP 3.133% 11/18/41	175	173
	WISCONSIN ENERGY COR 3.550% 6/15/25	29	31
	WP CAREY INC 2.450% 2/01/32	180	176
	WP CAREY INC 4.000% 2/01/25	200	213
	WP CAREY INC 4.250% 10/01/26	300	328
	WRKCO INC 3.900% 6/01/28	90	99
	WW GRAINGER INC 4.600% 6/15/45	91	116
	XCEL ENERGY INC 3.400% 6/01/30	200	215
	XILINX INC 2.375% 6/01/30	584	591
	YALE-NEW HAVEN HLTH 2.496% 7/01/50	210	194
	ZIMMER BIOMET HOLDIN 2.600% 11/24/31	233	234
	ZOETIS INC 2.000% 5/15/30	190	187
	Total Corporate Debt Instruments		$131,852

	Common Stocks
	10X GENOMICS INC	34	5,094
	1-800-FLOWERS.COM INC	46	1,076
	ABBVIE INC	24	3,294
	ACADEMY SPORTS & OUTDOORS INC	25	1,109
	ACCO BRANDS CORP	196	1,617
	ACI WORLDWIDE INC	46	1,593
	ADAPTIVE BIOTECHNOLOGIES CORP	26	741
	ADOBE INC	18	10,053
	ADTRAN INC	85	1,932
	ADVANCED MICRO DEVICES INC	20	2,864
	AERCAP HOLDINGS NV	61	3,964
	AFLAC INC	69	4,041
	AGILENT TECHNOLOGIES INC	28	4,518
	AIR LEASE CORP	38	1,669
	AIRBNB INC	50	8,403
	ALASKA AIR GROUP INC	23	1,180
	ALBANY INTL CORP NEW CL A	34	2,965
	ALCOA CORP	86	5,099
	ALEXANDER & BALDWIN INC	162	4,059

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	ALIGN TECHNOLOGY INC	32	21,080
	ALLEGHANY CORP DEL NEW	4	2,985
	ALLEGRO MICROSYSTEMS INC	30	1,071
	ALLIANT ENERGY CORPORATION	30	1,857
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	88	1,632
	ALLSTATE CORP	35	4,141
	ALLY FINANCIAL INC	85	4,033
	ALPHABET INC CL C	4	12,422
	AMAZON COM INC COM	11	38,291
	AMERICAN ASSETS TRUST INC	34	1,263
*	AMERICAN EXPRESS CO	4,605	753,455
	AMERICAN FINL GROUP INC OHIO COM	29	3,996
	AMERICAN HOMES 4 RENT	102	4,444
	AMERICAN TOWER CORP	24	7,119
	AMERICAN WOODMARK CORP COM	25	1,615
	AMERICOLD REALTY TRUST	73	2,405
*	AMERIPRISE FINL INC	19	5,762
	AMERISOURCEBERGEN CORP	29	3,867
	AMGEN INC	22	4,949
	AMKOR TECHNOLOGIES INC COM	53	1,321
	APRIA INC	37	1,209
	APTARGROUP INC COM	10	1,286
	ARAMARK	74	2,721
	ARCUS BIOSCIENCES INC	18	709
	ARGENX SE-ADR	4	1,401
	ARGO GROUP INTL HLDGS LTD	22	1,295
	ASBURY AUTOMOTIVE GROUP INC	7	1,261
	ASCENDIS PHARMA A/S-ADR	5	686
	ASSURED GUARANTY LTD USD 1.0	29	1,447
	ASTRAZENECA PLC ADR	51	2,981
	AT & T INC	308	7,586
	ATLANTIC UNION BANKSHARES CORP	39	1,463
	ATLASSIAN CORP PLC-CLASS A	43	16,477
	ATRICURE INC	20	1,377
	AUTODESK INC	9	2,531
	AVALARA INC	8	1,085
	AVEANNA HEALTHCARE HOLDINGS IN	230	1,705
	AXALTA COATING SYSTEMS LTD	55	1,806
	AXON ENTERPRISE INC	8	1,334

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	AZEK CO INC/THE	49	2,261
	AZZ INC.	23	1,247
	BANC OF CALIFORNIA INC	122	2,398
	BANCO SANTANDER CEN-SPON - ADR	1,093	3,596
	BANDWIDTH INC	10	696
	BANK NEW YORK MELLON CORP COM	101	5,843
	BANK OF AMERICA CORP	233	10,359
	BAXTER INTL INC	45	3,837
	BECTON DICKINSON & CO	16	3,923
	BELDEN INC	40	2,604
	BENTLEY SYSTEMS INC	41	1,977
*	BERKSHIRE HATHAWAY INC.	27	8,032
	BEST BUY INC	43	4,389
	BIOGEN INC	16	3,719
	BJ'S WHOLESALE CLUB HOLDINGS	23	1,540
	BLOCK INC CL A	148	23,955
	BLOOMIN' BRANDS INC	59	1,230
	BLUEPRINT MEDICINES CORP	14	1,500
	BOK FINANCIAL CORPORATION	29	3,061
	BOOZ ALLEN HAMILTON HOLDING CO	24	1,993
	BOSTON SCIENTIFIC CORP COM	65	2,753
	BP PLC - ADR	184	4,893
	BRANDYWINE RLTY TR BD	133	1,789
	BRIGHTVIEW HOLDINGS INC	91	1,284
	BRISTOL MYERS SQUIBB CO	154	9,621
	BRUNSWICK CORP	24	2,367
	BUILDERS FIRSTSOURCE INC	25	2,107
	CACI INTL INC FORMERLY CACI INC TO	4	1,199
	CADENCE BANK	58	1,719
	CALLAWAY GOLF CO COM	84	2,328
	CANADIAN NAT RES LTD	115	4,853
	CAPITAL ONE FINANCIAL CORP	23	3,337
	CARVANA CO	24	5,588
	CATALENT INC	16	1,997
	CATERPILLAR INC	19	4,011
	CBIZ INC	51	1,987
	CDK GLOBAL INC	60	2,510
	CENTERSPACE	14	1,569
	CHAMPIONX CORP	56	1,140

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CHARLES RIVER LABORATORIES	5	2,016
CHARTER COMMUNICATIONS INC-A	18	11,992
CHEMED CORP NEW	2	1,270
CHESAPEAKE ENERGY CORP	20	1,261
CHEVRON CORP	27	3,173
CIGNA CORP	18	4,133
CITIGROUP INC.	278	16,840
CLEAN HARBORS INC	18	1,767
CLEARWATER ANALYTICS HLDGS INC	30	689
CLOUDFLARE INC	41	5,339
COGNEX CORP	23	1,804
COLGATE PALMOLIVE CO	51	4,386
CONAGRA BRANDS INC	126	4,289
CONOCOPHILLIPS	113	8,165
CONTINENTAL RESOURCES INC/OK	81	3,626
COOPER COS INC COM NEW	7	3,100
CORPORATE OFFICE PROPERTIES COM	39	1,095
CORTEVA INC	104	4,899
COSTAR GROUP, INC	169	13,318
COSTCO WHOLESALE CORP	19	10,990
CROWN CASTLE INTL CORP	14	2,860
CROWN HLDGS INC	30	3,355
CTS CORP	52	1,911
CUMMINS INC.	26	5,693
CVS HEALTH CORPORATION	70	7,241
CYBER-ARK SOFTWARE LTD/ISRAE	7	1,248
D R HORTON INC COM	27	2,883
DANA INCORPORATED	107	2,439
DEXCOM INC	32	17,410
DIAMONDBACK ENERGY INC	16	1,736
DISCOVERY COMMUNICATIONS-A	102	2,389
DOORDASH INC	66	9,814
DORIAN LPG LTD	82	1,044
DRIVEN BRANDS HOLDINGS INC	41	1,378
DUPONT DE NEMOURS INC	122	9,870
EAGLE MATLS INC	7	1,219
EASTERN BANKSHARES INC	69	1,391
EASTMAN CHEM CO COM	20	2,475
EBAY INC	24	1,609

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
ECOVYST INC	297	3,039
EDISON INTL COM	80	5,426
EDWARDS LIFESCIENCES CORP	82	10,685
ELASTIC NV	8	1,009
ELEMENT SOLUTIONS INC	133	3,230
ELI LILLY & CO COM	15	4,254
EMCOR GROUP INC COM	19	2,382
ENCOMPASS HEALTH CORP	35	2,271
ENCORE WIRE CORP	9	1,336
ENTEGRIS INC	9	1,289
ENVESTNET INC	14	1,135
ENVISTA HOLDINGS CORP	67	3,010
EOG RESOURCES, INC	41	3,624
EQUINIX INC	4	3,179
ESSENT GROUP LTD	57	2,604
ESTEE LAUDER COMPANIES INC	8	2,851
EVERCORE INC	8	1,060
EVEREST RE GROUP LTD	7	1,823
EVO PAYMENTS INC	37	947
EXLSERVICE HOLDINGS INC	9	1,251
EXXON MOBIL CORPORATION	70	4,277
FASTENAL CO	92	5,881
FEDEX CORPORATION	28	7,174
FIRST ADVANTAGE CORP	88	1,685
FIRST CTZNS BANCSHARES INC CL A	2	1,991
FIRST MIDWEST BANCORP INC DEL	67	1,375
FIRST SOURCE CORP	22	1,093
FIRSTENERGY CORP COM	112	4,641
FIVERR INTERNATIONAL LTD	33	3,710
FLOOR & DECOR HOLDINGS INC	95	12,362
FMC CORP COM NEW	12	1,374
FNF GROUP	78	4,070
FOCUS FINANCIAL PARTNERS INC	18	1,051
FOX CORP	102	3,749
FULLER H B CO	20	1,631
GATX CORP	19	1,937
GENERAL MOTORS CO	110	6,460
GENTHERM INC	10	835
GFL ENVIRONMENTAL INC-SUB VT	85	3,202

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
GLAXOSMITHKLINE PLC - ADR	124	5,463
GLOBAL PMTS INC W/I	27	3,707
GLOBAL-E ONLINE LTD	18	1,160
GREAT WESTERN BANCORP INC	47	1,610
GUARDANT HEALTH INC	6	570
HAEMONETICS CORP MASS	46	2,420
HAMILTON LANE INC	12	1,254
HANCOCK WHITNEY CORP	48	2,391
HCA HOLDINGS INC	14	3,571
HENRY JACK & ASSOC INC COM	8	1,319
HEXCEL CORP NEW COM	59	3,065
HOLLEY INC	121	1,570
HOME DEPOT INC	12	5,128
HORMEL FOODS CORP COM	81	3,934
HOSTESS BRANDS INC	83	1,691
HP INC	164	6,159
HUBBELL INCORPORATED	8	1,750
HUNTINGTON BANCSHARES INC	244	3,759
HUNTSMAN CORP	143	4,978
HURON CONSULTING GROUP INC	50	2,512
IAA INC	23	1,172
ICF INTERNATIONAL INC	20	2,043
ICU MED INC COM	8	2,010
IDACORP INC	25	2,793
IHS MARKIT LTD	37	4,898
ILLUMINA INC	3	1,257
INGREDION INC	57	5,551
INSPIRE MEDICAL SYSTEMS INC	5	1,081
INTEGRA LIFESCIENCES HOLDING	25	1,673
INTEGRAL AD SCIENCE HOLDING CO	29	646
INTEL CORP	68	3,502
INTERNATIONAL BANCSHARES CRP	46	1,936
INTERNATIONAL GENERAL INSURANC	117	950
INTRA-CELLULAR THERAPIES INC	80	4,176
INTUIT COM	33	21,370
IQVIA HOLDINGS INC	16	4,615
ITT INC	16	1,655
J & J SNACK FOODS CORP	16	2,564
JACK IN THE BOX, INC.	24	2,136

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	JAZZ PHARMACEUTICALS PLC	29	3,732
	JFROG LTD	16	475
	JM SMUCKER CO	29	3,912
	JOHNSON & JOHNSON	49	8,423
	JOHNSON CONTROLS INTERNATION	118	9,595
*	JPMORGAN CHASE & CO	60	9,481
	JUNIPER NETWORKS INC	206	7,369
	KAR AUCTION SERVICES INC	144	2,246
	KEMPER CORP	37	2,178
	KEYCORP NEW	164	3,798
	KIMBERLY CLARK CORP COM	28	4,002
	KKR & CO INC -A	51	3,785
	KONTOOR BRANDS INC	45	2,328
	KROGER CO	168	7,609
	L3HARRIS TECHNOLOGIES INC	22	4,755
	LANTHEUS HOLDINGS INC	49	1,424
	LESLIE'S INC	78	1,845
	LHC GROUP INC	15	2,004
	LITTELFUSE INC COM	2	692
	LIVENT CORP	43	1,046
	LOCKHEED MARTIN CORP	14	5,022
	LUMEN TECHNOLOGIES INC	277	3,480
	LUXFER HOLDINGS PLC	86	1,653
	LXP INDUSTRIAL TRUST REIT	98	1,534
	LYONDELLBASELL INDU-CL A	39	3,615
	MACOM TECHNOLOGY SOLUTIONS H	18	1,370
	MADISON SQUARE GARDEN ENTERTAI	30	2,135
	MAGNA INTL INC CL A	28	2,283
	MAGNOLIA OIL GAS CORP CL A	95	1,793
	MARRIOTT VACATIONS WORLDWIDE C	9	1,538
	MASCO CORP	56	3,897
	MASONITE INTERNATIONAL CORP	21	2,536
	MASTERCARD INC	14	4,922
	MATCH GROUP INC NEW	139	18,382
	MCDONALDS CORP	16	4,396
	MCKESSON CORP	21	5,170
	MEDNAX INC	70	1,910
	MEDTRONIC PLC	22	2,275
	MERIT MEDICAL SYS INC	27	1,678

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	META PLATFORMS INC	108	35,960
*	METLIFE INC	80	5,024
	METTLER-TOLEDO INTL INC	2	2,800
	MGIC INVT CORP WI	167	2,414
	MICRON TECHNOLOGY INC	38	3,499
	MIDDLEBY CORP	7	1,337
	MKS INSTRS INC	14	2,525
	MOMENTIVE GLOBAL INC	48	1,026
	MONOLITHIC PWR SYS INC	2	814
	MONRO INC	31	1,826
	MOOG INC CL A	31	2,526
*	MORGAN STANLEY	32	3,113
	MYT NETHERLANDS PARENT BV ADR	35	744
	NANOSTRING TECHNOLOGIES INC	22	933
	NATIONAL RETAIL PPTYS INC	54	2,588
	NATIONAL VISION HOLDINGS INC	38	1,833
	NEENAH, INC	47	2,191
	NETAPP INC	53	4,912
	NETFLIX INC	62	37,638
	NEW JERSEY RES CORP	38	1,564
	NEW RELIC INC	12	1,342
	NEW YORK CMNTY BANCORP INC	368	4,489
	NEWMONT CORP	132	8,166
	NICE LTD - SPON ADR	6	1,943
	NIKE INC CL B	18	2,979
	NISOURCE INC	184	5,073
	NMI HOLDINGS INC	73	1,592
	NOMAD FOODS LTD	91	2,304
	NORFOLK SOUTHERN CORP	14	4,198
	NORTHROP GRUMMAN CORP	7	2,864
	NORTHWEST BANCSHARES INC/MD	92	1,299
	NORTHWESTERN CORP	20	1,140
	NVIDIA CORP	37	10,951
	OLLIE'S BARGAIN OUTLET HOLDING	17	870
	OMNICOM GROUP	58	4,269
	ORACLE CORPORATION	54	4,666
	ORION ENGINEERED CARBONS SA	101	1,853
	ORTHO CLINICAL DIAGNOSTICS HOL	92	1,965
	OUTSET MEDICAL INC	22	1,014

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
OWENS & MINOR INC COM	59	2,551
OWENS CORNING INC	42	3,774
PARAGON 28 INC	40	711
PAYCHEX INC	41	5,624
PAYLOCITY HOLDING CORP	8	1,889
PAYPAL HOLDINGS INC	32	6,055
PDC ENERGY INC	47	2,305
PENTAIR PLC	47	3,432
PERELLA WEINBERG PARTNERS	155	1,988
PERFORMANCE FOOD GROUP CO	48	2,203
PFIZER INC	66	3,925
PHYSICIANS REALTY TRUST	105	1,984
PIEDMONT OFFICE REALTY TRU-A	106	1,941
PINNACLE FINL PARTNERS INC	25	2,431
PINTEREST INC	55	1,992
PJT PARTNERS INC	29	2,149
PLANET FITNESS INC	14	1,277
POPULAR INC	55	4,490
PORTLAND GEN ELEC CO	49	2,573
POST HOLDINGS INC	16	1,811
POTLATCHDELTIC CORP	24	1,453
POWERSCHOOL HOLDINGS INC	45	744
PPL CORPORATION	83	2,505
PRIMORIS SERVIES CORPORATION	60	1,443
PROASSURANCE CORPORATION	66	1,666
PROCTER & GAMBLE CO	31	5,071
PROGRESS SOFTWARE CORP	38	1,836
PRUDENTIAL FINL INC	35	3,832
PTC THERAPEUTICS INC	25	996
PULMONX CORP	26	834
PULTE GRP INC	186	10,609
Q2 HOLDINGS INC	16	1,311
QUEST DIAGNOSTICS INC	26	4,412
RADIUS GLOBAL INFRASTRUCTURE I	149	2,402
RAMBUS INC DEL COM	62	1,821
REALTY INCOME CORP COM	59	4,202
REGAL REXNORD CORP	12	2,042
REGIONS FINL CORP NEW	217	4,724
REINSURANCE GROUP AMER CLASS A NEW	14	1,515

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	RENAISSANCERE HOLDINGS COM	12	1,981
	ROBERT HALF INTL INC	47	5,141
	ROLLINS INC	110	3,748
	RPM INTERNATIONAL INC	14	1,384
	RPT REALTY	175	2,338
	RUSH STREET INTERACTIVE INC	43	710
	RYMAN HOSPITALITY PROPERTIES	37	3,434
	S&P GLOBAL INC	6	2,920
	SAILPOINT TECHNOLOGIES HOLDING	38	1,847
	SALESFORCE COM INC	27	6,913
	SAREPTA THERAPEUTICS INC	108	9,682
*	SCHWAB CHARLES CORP NEW	98	8,260
	SCIENCE APPLICATIONS INTERNATI	49	4,079
	SEA LTD-ADR	146	32,618
	SEALED AIR CORP COM	50	3,351
	SERVICENOW INC	63	41,222
	SHOPIFY INC - A W/I	11	14,920
	SIGNATURE BANK	7	2,135
	SILK ROAD MEDICAL INC	18	780
	SIMMONS 1ST NATL CORP	101	2,976
	SIRIUS XM HOLDINGS INC	634	4,025
	SIRIUSPOINT LTD	166	1,348
	SLM CORP	156	3,070
	SMARTSHEET INC	24	1,820
	SNOWFLAKE INC	41	13,775
	SONIC AUTOMOTIVE INC	37	1,854
	SPECTRUM BRANDS HLDGS INC NEW	37	3,758
	SPIRE INC	22	1,444
	SPROUT SOCIAL INC	9	816
	STAAR SURGICAL CO COM NEW PAR	5	438
	STAG INDUSTRIAL INC	25	1,215
	STEEL DYNAMICS INC COM	58	3,606
	SUN COUNTRY AIRLINES HOLDINGS	36	970
	SUNNOVA ENERGY INTERNATIONAL I	25	701
	SYNAPTICS INC	6	1,737
	SYNCHRONY FINANCIAL	85	3,929
	SYNEOS HEALTH INC	14	1,397
	SYNOVUS FINANCIAL CORP	49	2,334
	TANDEM DIABETES CARE INC	8	1,204

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
TARGET CORP	13	2,986
TELADOC HEALTH INC	20	1,809
TERADYNE INC	50	8,130
TETRA TECH INC NEW	6	985
TEXAS INSTRUMENTS INC	39	7,369
THERMO FISHER SCIENTIFIC INC	6	3,670
THERMON GROUP HOLDINGS INC	68	1,147
THOR INDS INC	43	4,469
TIMKEN CO	26	1,819
T-MOBILE US INC	85	9,817
TRADE DESK INC/THE	61	5,558
TRANSUNION	38	4,448
TRAVELERS COMPANIES, INC	25	3,911
TRI POINTE HOMES INC	83	2,311
TRIMAS CORP	97	3,599
TRIUMPH BANCORP INC	10	1,192
TWILIO INC	81	21,449
TWO HARBORS INVESTMENT CORP	570	3,288
TYSON FOODS INC CL A DEL	78	6,834
UBER TECHNOLOGIES INC	428	17,946
UBIQUITI INC	12	3,619
UGI CORP NEW COM	124	5,723
ULTA BEAUTY, INC	7	2,997
UNIFIRST CORP MASS	8	1,632
URBAN EDGE PROPERTIES-W/I	112	2,125
US BANCORP	78	4,387
VERITEX HOLDINGS INC	60	2,394
VERIZON COMMUNICATIONS	92	4,786
VERTIV HOLDINGS LLC	50	1,255
VIATRIS INC	228	3,082
VIAVI SOLUTIONS INC	118	2,074
VIMEO INC	19	334
VISA INC-CLASS A SHRS	171	37,059
VISTEON CORP/NEW	18	2,008
VONTIER CORP	165	5,078
VOYA FINANCIAL INC	48	3,150
WALGREENS BOOTS ALLIANCE INC	74	3,834
WARNER MUSIC GROUP CORP	233	10,077
WATERS CORP	22	8,048

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	WAYFAIR INC	13	2,432
	WEBSTER FINL CORP WATERBURY CONN	31	1,751
*	WELLS FARGO & CO	240	11,516
	WESTERN ALLIANCE BANCORPORATION	11	1,206
	WHIRLPOOL CORP	14	3,191
	WHITE MTNS INS GROUP	3	2,634
	WIDEOPENWEST INC	91	1,957
	WILLIAMS SONOMA INC	23	3,890
*	WILLIS TOWERS WATSON PUB LTDCO	24	5,605
	WINTRUST FINL CORP	13	1,211
	WNS HOLDINGS LTD ADR	38	3,392
	WORKIVA INC	13	1,696
	WYNDHAM HOTELS & RESORTS INC	16	1,404
	ZENDESK INC	8	866
	ZIMMER BIOMET HOLDINGS, INC	34	4,341
	ZOETIS INC	80	19,607
	ZURN WATER SOLUTIONS CORP	38	1,383
	ZYNGA INC	282	1,805
	Total Common Stocks		$2,492,831

	U.S. Government and Agency Obligations
	FHLMC PL #841090 V-M 1.890% 10/01/46	357	369
	FHLMC POOL #G60722 3.000% 10/01/46	404	426
	FHLMC POOL #J36413 3.000% 2/01/32	1,025	1,082
	FHLMC POOL #Q42018 3.500% 7/01/46	202	215
	FHLMC POOL #QD0878 2.500% 11/01/51	1,427	1,464
	FHLMC POOL #RB5039 3.500% 3/01/40	1,494	1,583
	FHLMC POOL #SB0378 3.500% 4/01/34	669	708
	FHLMC POOL #SB8021 3.000% 12/01/34	1,606	1,681
	FHLMC POOL #SD0397 2.500% 7/01/50	1,428	1,466
	FHLMC POOL #SD8037 2.500% 1/01/50	1,373	1,402
	FHLMC POOL #ZA5297 4.000% 3/01/48	283	306
	FHLMC POOL #ZM0724 4.000% 1/01/46	949	1,026
	FHLMC POOL #ZM6956 4.500% 6/01/48	977	1,067
	FHLMC POOL #ZS4735 3.500% 9/01/47	424	450
	FNMA #BM6347 V-M 2.028% 2/01/41	323	340
	FNMA POOL #AM7514 3.070% 2/01/25	2,900	3,039
	FNMA POOL #AM7619 2.940% 1/01/23	1,770	1,794
	FNMA POOL #AM7901 3.360% 2/01/30	88	97

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA POOL #AM8141 2.780% 3/01/27	867	914
FNMA POOL #AM8572 2.750% 4/01/25	3,470	3,609
FNMA POOL #AM8856 2.920% 6/01/30	4,509	4,831
FNMA POOL #AM9169 3.080% 6/01/27	1,938	2,073
FNMA POOL #AM9491 3.550% 8/01/30	121	134
FNMA POOL #AM9567 2.970% 7/01/24	1,363	1,368
FNMA POOL #AM9615 2.680% 9/01/22	3,176	3,192
FNMA POOL #AN5935 3.130% 7/01/27	928	996
FNMA POOL #AN6026 2.980% 6/01/27	765	813
FNMA POOL #AN6850 3.220% 9/01/32	1,000	1,045
FNMA POOL #AN7596 3.160% 6/01/30	1,329	1,460
FNMA POOL #AS5469 4.000% 7/01/45	1,209	1,324
FNMA POOL #BK8753 4.500% 6/01/49	474	513
FNMA POOL #BL0907 3.880% 12/01/28	1,350	1,529
FNMA POOL #BL3217 3.330% 7/01/34	2,237	2,501
FNMA POOL #BL4333 2.520% 11/01/29	1,472	1,548
FNMA POOL #BL4791 2.710% 11/01/29	1,000	1,065
FNMA POOL #BL5353 2.715% 6/01/28	1,987	2,098
FNMA POOL #BM3375 4.000% 1/01/48	679	740
FNMA POOL #BM3499 4.000% 3/01/48	2,081	2,232
FNMA POOL #BU0992 3.000% 11/01/51	1,497	1,573
FNMA POOL #BU0993 3.000% 11/01/51	1,492	1,565
FNMA POOL #FM1000 3.000% 4/01/47	109	113
FNMA POOL #FM1218 3.500% 7/01/34	179	190
FNMA POOL #FM2096 3.500% 11/01/49	2,038	2,166
FNMA POOL #FM3340 3.500% 5/01/35	2,361	2,483
FNMA POOL #FM5819 4.000% 2/01/48	476	512
FNMA POOL #FM8599 3.500% 1/01/35	686	723
FNMA POOL #FM8968 3.000% 4/01/48	320	336
FNMA POOL #FM9427 4.000% 7/01/49	977	1,045
FNMA POOL #FM9461 3.500% 11/01/51	504	537
FNMA POOL #FM9473 3.000% 8/01/41	2,114	2,204
FNMA POOL #FM9559 3.000% 1/01/40	2,191	2,282
FNMA POOL #FM9728 2.500% 11/01/51	441	454
FNMA POOL #FM9995 4.000% 9/01/41	2,050	2,190
FNMA POOL #MA3340 3.500% 4/01/33	2,263	2,386
FNMA POOL #MA3361 4.000% 5/01/38	1,907	2,040
FNMA POOL #MA3683 3.500% 6/01/39	1,922	2,023
FNMA POOL #MA4208 2.000% 11/01/50	1,452	1,449

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
GNMA II #CA0265 V-M 3.004% 12/20/70	1,395	1,452
GNMA II POOL #MA7534 2.500% 8/20/51	4,277	4,385
GNMA II POOL #MA7649 2.500% 10/20/51	1,067	1,094
GNMA POOL #784044 4.990% 11/20/37	1,180	1,285
GNMA POOL #784045 4.500% 7/20/45	503	540
GNMA POOL #784602 4.000% 5/20/38	1,019	1,082
GNMA POOL #BA7567 4.500% 5/20/48	236	250
GNMA POOL #BI0416 4.500% 11/20/48	294	315
GNMA POOL #BJ1318 5.000% 5/20/49	737	805
GNMA POOL #BK7169 5.000% 12/20/48	378	409
GNMA POOL #BL7729 5.000% 5/20/49	423	465
GNMA POOL #BM9692 4.500% 7/20/49	770	820
RFCSP STRIP PRINCIPAL 1/15/30	500	436
TENN VAL AUTH CPN STRIP 3/15/32	300	247
TENN VALLEY AUTH 4.250% 9/15/65	124	181
TENN VALLEY AUTH 4.625% 9/15/60	70	107
TVA PRIN STRIP 6/15/35	500	376
U S TREASURY SEC STRIPPED 5/15/23	2,195	2,180
U S TREASURY SEC STRIPPED 8/15/23	205	203
U S TREASURY SEC STRIPPED 11/15/22	300	299
US TREAS SEC STRIPPED	300	252
US TREAS SEC STRIPPED 5/15/33	900	739
US TREAS SEC STRIPPED 11/15/32	1,000	830
US TREAS SEC STRIPPED 11/15/33	900	730
US TREASURY BOND 1.125% 5/15/40	200	175
US TREASURY BOND 1.250% 5/15/50	3,545	3,010
US TREASURY BOND 1.625% 11/15/50	390	363
US TREASURY BOND 1.750% 8/15/41	4,418	4,283
US TREASURY BOND 1.875% 2/15/41	285	282
US TREASURY BOND 1.875% 2/15/51	2,035	2,013
US TREASURY BOND 1.875% 11/15/51	260	258
US TREASURY BOND 2.000% 8/15/51	2,394	2,440
US TREASURY BOND 2.250% 8/15/46	10,649	11,260
US TREASURY BOND 2.250% 8/15/49	1,870	2,001
US TREASURY BOND 2.375% 11/15/49	185	203
US TREASURY BOND 2.500% 5/15/46	4,815	5,322
US TREASURY BOND 2.750% 8/15/42	910	1,037
US TREASURY BOND 2.750% 11/15/42	1,170	1,333
US TREASURY BOND 2.875% 8/15/45	105	123

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
US TREASURY BOND 3.000% 2/15/47	30	36
US TREASURY BOND 3.000% 2/15/48	80	98
US TREASURY BOND 3.000% 5/15/42	1,665	1,972
US TREASURY BOND 3.000% 11/15/44	119	142
US TREASURY BOND 3.125% 2/15/43	2,000	2,411
US TREASURY BOND 3.125% 11/15/41	1,500	1,803
US TREASURY BOND 3.375% 5/15/44	1,659	2,089
US TREASURY BOND 3.500% 2/15/39	2,190	2,747
US TREASURY BOND 3.625% 2/15/44	1,000	1,301
US TREASURY BOND 3.625% 8/15/43	2,700	3,502
US TREASURY BOND 3.750% 11/15/43	470	622
US TREASURY BOND 4.375% 2/15/38	445	613
US TREASURY BOND 4.375% 5/15/41	1,160	1,634
US TREASURY BOND 4.500% 2/15/36	777	1,068
US TREASURY NOTE 0.125% 7/31/23	4,819	4,781
US TREASURY NOTE 0.500% 2/28/26	365	355
US TREASURY NOTE 0.625% 7/31/26	3,592	3,493
US TREASURY NOTE 0.625% 8/15/30	650	606
US TREASURY NOTE 0.750% 4/30/26	590	578
US TREASURY NOTE 0.875% 6/30/26	614	604
US TREASURY NOTE 0.875% 11/15/30	1,250	1,188
US TREASURY NOTE 1.250% 3/31/28	7,630	7,562
US TREASURY NOTE 1.250% 6/30/28	70	69
US TREASURY NOTE 1.250% 8/15/31	3,959	3,871
US TREASURY NOTE 1.375% 1/31/22	3,750	3,754
US TREASURY NOTE 1.375% 8/31/23	10,200	10,321
US TREASURY NOTE 1.500% 2/28/23	6,275	6,349
US TREASURY NOTE 1.625% 8/15/29	30	30
US TREASURY NOTE 1.750% 2/28/22	7,560	7,580
US TREASURY NOTE 1.750% 5/31/22	3,750	3,775
US TREASURY NOTE 1.750% 12/31/24	9,403	9,618
US TREASURY NOTE 1.750% 12/31/26	442	452
US TREASURY NOTE 2.000% 6/30/24	81	83
US TREASURY NOTE 2.125% 2/29/24	1,080	1,111
US TREASURY NOTE 2.250% 2/15/27	4,582	4,800
US TREASURY NOTE 2.250% 11/15/24	52	54
US TREASURY NOTE 2.250% 11/15/25	46	48
US TREASURY NOTE 2.375% 3/15/22	5,890	5,917
US TREASURY NOTE 2.500% 2/15/22	5,000	5,014

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	US TREASURY NOTE 2.500% 2/28/26	50	53
	US TREASURY NOTE 2.500% 5/15/24	74	77
	US TREASURY NOTE 2.500% 8/15/23	1,600	1,648
	US TREASURY NOTE 2.750% 5/31/23	194	200
	US TREASURY NOTE 2.875% 4/30/25	115	122
	US TREASURY NOTE 2.875% 5/31/25	170	180
	US TREASURY SEC STRIPPED	1,775	1,464
	VR FNMA POOL #AL7395 5.559% 9/01/55	1,495	1,708
	Total U.S. Government and Agency Obligations		$239,859

	Common/Collective Trusts
*	AMEX R/VANGUARD FIDUCIARY EXT MKT	3,691	572,227
*	AMEX R/VANGUARD FIDUCIARY INTL STK	951	124,205
*	AMEX R/VANGUARD FIDUCIARY TOT BD	867	100,720
*	BLACKROCK INSTL/MSCI EAFE SMALL CAP	3,179	101,729
*	BLACKROCK INSTL/U S TREAS INFLATION	3,624	45,899
*	COLUMBIA TRUST GOV MONEY MKT FUND	28,101	28,101
*	FIAM GRP TR FOR/CORE PLUS COMMINGLE	4,840	119,552
	LOOMIS SAYLES CORE PLUS FULL DISC TR	4,734	119,113
*	MSIM/INTERNATIONAL EQUITY II TRUST	8,522	360,133
	NEUBERGER BERMAN/EMERGING MKTS EQUIT	5,376	79,571
*	VANGUARD EMPLOYEE BENEFIT INDEX #528	2,418	1,427,249
*	WF DISCOVERY CIT N	6,598	112,310
	Total Common/Collective Trusts		$3,190,809

	Mutual Funds
	AMER FNDS EUROPAC GROW-R6 #2616	6,159	398,675
	DFA EMERGING MARKETS VALUE FD #5095	2,272	70,443
	Total Mutual Funds		$469,118

	Self-Directed Brokerage Accounts
	CASH EQUIVALENTS		19,927
	COMMON STOCK		8,732
	MUTUAL FUNDS		133,777
	Total Self-Directed Brokerage Accounts		$162,436

	Other Investments
	Asset-Backed Securities
	20 TSQ GRO CMO V-M 3.0999% 5/15/35	1,400	1,348

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
ACC TRUST 0.740% 11/20/23	343	343
AMERICAN CREDIT ACCE 2.690% 12/12/25	292	293
AMERICAN CREDIT ACCE 2.760% 9/12/25	383	385
AMERICAN HOMES 4 REN 3.467% 4/17/52	351	367
AMERICAN HOMES 4 REN 3.678% 12/17/36	653	683
AMERICAN HOMES 4 REN 3.786% 10/17/36	437	454
AMERICAN HOMES 4 REN 4.407% 4/17/52	720	748
AMERICAN HOMES 4 REN 5.639% 4/17/52	150	161
AMERICAN HOMES 4 REN 6.070% 10/17/45	142	155
AMERICREDIT AUTOMOBI 1.590% 10/20/25	1,100	1,107
AMERICREDIT AUTOMOBI 2.690% 6/19/23	15	15
AMERICREDIT AUTOMOBI 3.080% 12/18/23	1,699	1,716
AMSR TRUST 1.527% 8/17/26	1,390	1,358
AMSR TRUST 1.806% 9/17/37	1,845	1,818
AMSR TRUST 1.953% 6/17/38	395	389
BB-UBS TRUST 3.430% 11/05/36	1,350	1,398
BUSINESS JET SECURIT 2.162% 4/15/36	531	521
BUSINESS JET SECURIT 2.981% 11/15/35	535	534
BUSINESS JET SECURIT 4.212% 7/15/34	312	314
CAMILLO 2016-SFR1 5.000% 12/05/23	353	362
CAPITAL ONE MULTI-AS 1.040% 11/16/26	372	370
CARMAX AUTO OWNER TR 2.340% 11/17/25	2,070	2,112
CARMAX AUTO OWNER TR 3.370% 7/15/24	298	300
CARVANA AUTO RECEIVA 2.010% 3/17/25	1,131	1,136
CARVANA AUTO RECEIVA 3.000% 6/17/24	1,300	1,309
CASCADE MH ASSET TRU 1.753% 2/25/46	1,107	1,088
CF HIPPOLYTA ISSUER 1.530% 3/15/61	1,025	1,006
CF HIPPOLYTA ISSUER 1.690% 7/15/60	444	440
CITIGROUP COMMERCIAL 3.762% 6/10/48	700	747
CITIGROUP COMMERCIAL 4.371% 9/10/46	929	972
COLONY AMERICAN FINA 1.358% 8/15/53	223	217
COMM MORTGAGE TRUS 0.21167% 12/10/45	743	747
COMM MORTGAGE TRUST 3.759% 8/10/48	313	334
COMM MORTGAGE TRUST 3.902% 7/10/50	700	746
COMMERCIAL MORTGAGE 2.853% 10/15/45	795	804
CPS AUTO TRUST 1.590% 12/15/27	947	941
CPS AUTO TRUST 2.540% 12/15/25	535	539
CPS AUTO TRUST 3.790% 6/15/23	8	8
CPS AUTO TRUST 4.400% 6/17/24	89	90

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CREDIT ACCEPTANCE AU 0.960% 2/15/30	1,225	1,218
CREDIT ACCEPTANCE AU 1.260% 4/15/30	1,405	1,387
CREDIT ACCEPTANCE AU 1.640% 6/17/30	760	750
CREDIT ACCEPTANCE AU 1.770% 12/17/29	1,675	1,679
CREDIT ACCEPTANCE AU 2.390% 4/16/29	670	679
CREDIT ACCEPTANCE AU 3.060% 3/15/29	1,600	1,634
CREDIT SUISSE MORT 1.66773% 9/27/60	1,484	1,472
DB MASTER FINANCE LL 2.045% 11/20/51	226	221
DB MASTER FINANCE LL 2.493% 11/20/51	523	521
DBWF 2015-LCM M/MTG 1.000% 6/10/34	182	183
DIAMOND RESORTS OWNE 1.510% 11/21/33	259	257
DRIVE AUTO RECEIVABL 2.360% 3/16/26	774	780
DRIVE AUTO RECEIVABL 3.690% 8/17/26	185	189
DRIVE AUTO RECEIVABL 4.140% 8/15/24	397	402
DRIVE AUTO RECEIVABL 4.300% 9/16/24	189	191
DT AUTO OWNER TRUST 0.870% 5/17/27	755	743
EXETER AUTOMOBILE RE 3.110% 8/15/25	765	782
EXETER AUTOMOBILE RE 3.300% 3/15/24	631	634
EXETER AUTOMOBILE RE 3.530% 11/15/23	158	160
EXETER AUTOMOBILE RE 3.680% 7/17/23	181	183
FANNIEMAE-ACES 0.670% 5/25/27	186	181
FANNIEMAE-ACES 1.200% 8/25/28	80	78
FANNIEMAE-ACES 2.980% 9/25/24	733	794
FED HOME LN MTG CORP 2.770% 5/25/25	1,500	1,570
FED HOME LN MTG CORP 3.350% 9/25/28	917	977
FED HOME LN MTG CORP 3.500% 3/15/35	1,517	1,665
FED HOME LN MTG CORP 3.500% 6/15/26	281	292
FED HOME LN MTG CORP 4.500% 4/15/39	27	28
FED HOME LN MTG CORP 6.000% 11/15/23	8	9
FED HOME LN MTG CORP 6.250% 10/15/23	35	36
FED HOME LN MTG CORP 7.000% 5/15/37	732	902
FED HOME LN MTG CORP 7.000% 12/15/36	77	91
FED NATL MTG ASSN 2.500% 8/25/42	177	182
FED NATL MTG ASSN 3.000% 1/25/46	306	323
FED NATL MTG ASSN 3.500% 5/25/49	1,376	1,439
FED NATL MTG ASSN 3.500% 11/25/57	1,153	1,208
FED NATL MTG ASSN 4.500% 12/25/40	829	936
FED NATL MTG ASSN 5.500% 6/25/35	169	191
FED NATL MTG ASSN 6.000% 3/25/36	51	58

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FHF TRUST 2021-1 1.270% 3/15/27	492	489
FHLMC MULTIFAMILY ST 2.811% 9/25/24	591	611
FHLMC MULTIFAMILY ST 2.982% 11/25/25	542	566
FHLMC-GNMA 8.000% 12/25/22	1	1
FIRST INVESTORS AUTO 1.170% 3/15/27	700	692
FIRST INVESTORS AUTO 3.000% 1/16/24	47	47
FIRST INVESTORS AUTO 3.440% 3/15/24	439	443
FIRSTKEY HOMES 2020- 1.339% 9/17/25	599	588
FIRSTKEY HOMES 2020- 1.538% 8/17/38	1,619	1,579
FIRSTKEY HOMES 2020- 1.567% 10/19/37	1,185	1,156
FIRSTKEY HOMES 2020- 1.607% 9/17/26	1,370	1,324
FIRSTKEY HOMES 2020- 1.941% 9/17/25	231	228
FLAGSHIP CREDIT AUTO 2.480% 8/15/24	445	449
FLAGSHIP CREDIT AUTO 2.740% 10/15/25	1,100	1,120
FLAGSHIP CREDIT AUTO 2.770% 12/15/25	620	633
FLAGSHIP CREDIT AUTO 2.920% 11/15/23	17	17
FLAGSHIP CREDIT AUTO 3.390% 1/16/24	193	194
FLAGSHIP CREDIT AUTO 3.580% 1/15/24	130	132
FNMA M17 CMO V-M 1.033% 11/25/22	86	86
FORD CREDIT AUTO OWN 1.530% 5/15/34	750	745
FREDDIE MAC - SCRT 3.000% 3/25/59	451	466
FREDDIE MAC - SCRT 3.000% 5/25/60	1,386	1,447
FREDDIE MAC - SCRT 3.500% 5/25/57	1,401	1,471
FREDDIE MAC - SCRT 3.500% 7/25/58	841	883
FREDDIE MAC - SCRT 3.500% 11/25/57	1,355	1,405
FREDDIE MAC - SCRT 4.000% 3/25/59	1,230	1,309
FREDDIE MAC - SCRT 4.000% 11/25/57	1,870	1,990
FRTKL 2.172% 9/17/38	1,005	980
GLS AUTO RECEIVABLES 1.110% 9/15/26	1,274	1,257
GM FINANCIAL SECURIT 1.230% 5/17/27	520	513
GNMA SER H13 CMO 0.68125% 5/20/66	177	178
GNMA SER H29 CMO 0.70125% 11/20/65	1,148	1,156
GOODGREEN TRUST 3.260% 10/15/53	372	378
GOODGREEN TRUST 3.740% 10/15/52	114	118
GOVT NATL MTG ASSN 3.500% 3/20/49	184	190
GOVT NATL MTG ASSN 3.500% 8/20/47	549	590
GOVT NATL MTG ASSN 4.500% 10/16/39	1,375	1,488
GOVT NATL MTG ASSN 5.000% 8/20/39	176	194
GOVT NATL MTG ASSN 5.000% 10/20/39	489	541

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	HERO FUNDING TRUST 3.080% 9/20/42	267	274
	HERO FUNDING TRUST 3.950% 9/20/48	353	362
	HERO FUNDING TRUST 4.460% 9/20/47	320	335
	HERO FUNDING TRUST 4.670% 9/20/48	587	616
	HERO FUNDING TRUST 104.070% 9/20/48	64	67
	HILTON GRAND VACATIO 2.660% 12/27/28	74	75
	HYUNDAI AUTO LEASE 0.610% 10/15/25	620	617
	HYUNDAI AUTO RECEIVA 1.030% 12/15/27	525	521
	INDEPENDENCE PLAZA 3.763% 7/10/35	1,200	1,241
	JPMBB COMMERCIAL MO 3.7748% 8/15/47	823	866
	JPMBB COMMERCIAL MO 4.1327% 8/15/46	754	776
	MARINER FINANCE ISSU 1.860% 3/20/36	1,005	988
	MARINER FINANCE ISSU 3.510% 7/20/32	965	980
	MERCURY FINANCIAL CR 1.540% 3/20/26	976	975
*	MORGAN STANLEY BAML 3.531% 11/15/48	413	439
	MRCD MORTGAGE TRUS 2.71752% 12/15/36	1,846	1,812
	NRZ EXCESS SPREAD CO 3.844% 12/25/25	780	783
	OAK STREET INVESTMEN 1.850% 10/20/50	446	442
	OPORTUN FUNDING LLC 1.210% 3/08/28	1,172	1,169
	PAGAYA AI DEBT SELEC 1.180% 11/15/27	838	836
	PROGRESS RESIDENTIAL 1.294% 10/17/27	564	553
	PROGRESS RESIDENTIAL 1.495% 10/17/27	415	405
	PROGRESS RESIDENTIAL 1.524% 7/17/38	1,835	1,797
	PROGRESS RESIDENTIAL 2.082% 9/17/38	640	626
	PROGRESS RESIDENTIAL 2.197% 4/19/38	775	758
	RENEW 2017-1 1.67064% 9/28/52	143	148
	RENEW FINANCIAL 3.220% 9/22/53	133	137
	SABEY DATA CENTER IS 1.881% 6/20/46	453	447
	SANTANDER CONSUMER 1.030% 11/16/26	760	745
	SANTANDER DRIVE AUTO 1.280% 2/17/26	810	809
	SANTANDER DRIVE AUTO 3.320% 3/15/24	240	241
	SIERRA RECEIVABLES 1.340% 11/20/37	293	289
	SIERRA RECEIVABLES 2.320% 7/20/37	568	569
	SMALL BUSINESS ADMIN 1.750% 11/01/46	753	753
	SMALL BUSINESS ADMIN 1.850% 12/01/46	372	373
	SOCIAL PROFESSIONAL 2.540% 5/15/46	396	403
	TIDEWATER AUTO RECEI 4.300% 11/15/24	155	155
	TRICON AMERICAN HOME 1.499% 7/17/38	240	235
	TRICON RESIDENTIAL 1.943% 7/17/38	374	372

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
UBS-BARCLAYS COMMER 3.244% 4/10/46	445	453
UPSTART SECURITIZATI 0.840% 9/20/31	1,189	1,177
USASF RECEIVABLES LL 1.490% 3/17/25	820	813
VANTAGE DATA CENTERS 1.992% 9/15/45	454	445
VENDEE MORTGAGE TRUS 5.000% 5/15/33	300	331
VR AMSR TRUST 2.31862% 6/17/38	545	535
VR FANNIEMAE-ACES 1.904% 10/25/30	1,352	143
VR FANNIEMAE-ACES 1.974% 11/25/33	10,799	1,386
VR FANNIEMAE-ACES 2.466% 12/25/26	160	167
VR FANNIEMAE-ACES 3.070% 6/25/27	691	741
VR FANNIEMAE-ACES 3.552% 9/25/28	690	769
VR FED HOME LN MTG 0.456% 2/15/43	160	160
VR FED HOME LN MTG 0.526% 9/15/36	31	31
VR FED NATL MTG AS 0.737% 9/25/41	37	38
VR FED NATL MTG AS 2.80368% 4/25/44	56	60
VR FHLMC MULTIFAMI 3.284% 6/25/25	1,000	1,062
VR FHLMC MULTIFAMI 3.364% 12/25/27	680	745
VR FREMF MORTGAGE 4.2521% 4/25/51	800	865
VR FREMF MORTGAGE 3.55513% 6/25/45	800	822
VR FREMF MORTGAGE 3.57709% 11/25/49	180	189
VR FREMF MORTGAGE 3.66941% 1/25/48	1,200	1,261
VR FREMF MORTGAGE 3.87146% 7/25/49	220	227
VR FREMF MORTGAGE 4.07281% 11/25/47	191	200
VR FREMF MORTGAGE 4.46275% 12/25/50	1,000	1,084
VR GOODGREEN TRUS 22.97129% 10/15/53	369	383
VR GOVT NATL MTG 0.541% 6/20/65	654	655
VR GOVT NATL MTG 0.541% 7/20/65	650	651
VR GOVT NATL MTG 0.661% 3/20/67	457	459
VR GOVT NATL MTG 4.763% 10/20/43	517	582
VR GOVT NATL MTG 5.253% 5/20/40	549	621
VR GOVT NATL MTG 5.530% 10/20/40	666	755
VR GOVT NATL MTG 5.548% 1/20/38	412	474
VR GOVT NATL MTG AS 0.541% 6/20/65	653	654
VR GOVT NATL MTG AS 0.551% 2/20/61	656	657
VR GOVT NATL MTG AS 0.601% 6/20/67	445	446
VR GOVT NATL MTG AS 0.621% 9/20/65	890	894
VR GOVT NATL MTG AS 0.621% 10/20/65	632	635
VR GOVT NATL MTG AS 0.761% 12/20/65	371	374
VR GOVT NATL MTG AS 0.931% 8/20/66	360	365

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
VR GOVT NATL MTG AS 1.101% 12/20/66	162	165
VR KKR INDUSTRIAL 0.9362% 12/15/37	375	372
VR LAKEVIEW 2021-C 1.84115% 11/10/32	40	40
VR VCAT ASSET SECURI 2.115% 3/27/51	635	634
VR VERICREST OPPORT 1.8925% 2/27/51	630	625
VR VERICREST OPPORT 1.8925% 3/27/51	1,477	1,466
VR VERICREST OPPORT 1.9918% 5/25/51	2,417	2,406
VR VERICREST OPPORT 2.1157% 3/27/51	884	879
VR VERICREST OPPORT 2.2395% 4/25/51	959	953
VR VERICREST OPPORT 2.2396% 3/27/51	726	721
WESTGATE RESORTS 3.580% 12/20/31	135	135
Total Asset-Backed Securities		$135,748

Foreign Sovereign Debt
REPUBLIC OF CHILE 2.550% 1/27/32	200	200
REPUBLIC OF COLOMBIA 4.500% 1/28/26	200	209
REPUBLIC OF PANAMA 3.870% 7/23/60	270	270
UNITED MEXICAN STATE 2.659% 5/24/31	301	294
UNITED MEXICAN STATE 3.750% 1/11/28	392	421
UNITED MEXICAN STATE 3.771% 5/24/61	222	204
UNITED MEXICAN STATE 4.125% 1/21/26	270	296
UNITED MEXICAN STATE 4.350% 1/15/47	35	36
UNITED MEXICAN STATE 4.500% 1/31/50	350	371
Total Foreign Sovereign Debt		$2,301

Municipal Bonds
OHIO ST UNIV 4.048% 12/01/56	81	106
OHIO UNIV GEN RECPTS 5.590% 12/01/14	195	303
Total Municipal Bonds		$409

Private Placement Bonds
CREDIT SUIS V-D CONV 3.091% 5/14/32	370	377
P/P 7-ELEVEN INC 2.500% 2/10/41	156	144
P/P AIA GROUP LTD 3.200% 3/11/25	360	376
P/P AIA GROUP LTD 3.200% 9/16/40	200	205
P/P AIR CANADA 2013- 4.125% 11/15/26	600	614
P/P AIR CANADA 2015- 3.600% 3/15/27	711	716
P/P AIR CANADA 2017- 3.300% 1/15/30	63	64
P/P AIR CANADA 2017- 3.550% 1/15/30	217	211

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P AMERICAN TOWER 3.652% 3/23/28	230	241
P/P ATHENE GLOBAL FU 1.450% 1/08/26	260	255
P/P ATHENE GLOBAL FU 2.500% 1/14/25	72	74
P/P ATHENE GLOBAL FU 2.750% 6/25/24	140	144
P/P ATHENE GLOBAL FU 2.950% 11/12/26	595	622
P/P AUSGRID FINANCE 3.850% 5/01/23	200	205
P/P AUST & NZ BANKIN 2.570% 11/25/35	210	201
P/P AVIATION CAPITAL 1.950% 1/30/26	230	224
P/P AVOLON HOLDINGS 2.528% 11/18/27	1,242	1,207
P/P AVOLON HOLDINGS 2.875% 2/15/25	367	375
P/P AVOLON HOLDINGS 3.625% 5/01/22	800	805
P/P AVOLON HOLDINGS 5.500% 1/15/26	430	475
P/P BAE SYSTEMS PLC 1.900% 2/15/31	292	277
P/P BAE SYSTEMS PLC 3.400% 4/15/30	350	374
P/P BANCO NACIONAL 2.500% 8/11/30	300	281
P/P BLACKSTONE HOLDI 3.500% 9/10/49	200	216
P/P BOC AVIATION LTD 2.750% 9/18/22	200	202
P/P BPCE SA 4.625% 7/11/24	200	214
P/P BRITISH AIR 18-1 3.800% 9/20/31	95	98
P/P BRITISH AIR 18-1 4.125% 9/20/31	247	250
P/P BROADCOM INC 3.137% 11/15/35	300	302
P/P BROADCOM INC 3.187% 11/15/36	700	699
P/P BROOKLYN UNION 4.273% 3/15/48	100	114
P/P CGI INC 2.300% 9/14/31	409	394
P/P CLEVELAND ELECTR 3.500% 4/01/28	95	101
P/P COMCAST CORP 2.887% 11/01/51	244	236
P/P COMCAST CORP 2.987% 11/01/63	200	190
P/P COTERRA ENERGY 3.900% 5/15/27	250	269
P/P COX COMMUNICATIO 3.350% 9/15/26	415	441
P/P CREDIT AGRICOLE 2.811% 1/11/41	250	239
P/P CREDIT SUISSE GR 3.574% 1/09/23	598	598
P/P CVS PASS-THROUGH 4.163% 8/10/36	229	250
P/P CVS PASS-THROUGH 4.704% 1/10/36	285	321
P/P CVS PASS-THROUGH 5.773% 1/10/33	193	223
P/P CVS PASS-THROUGH 5.926% 1/10/34	421	499
P/P DUQUESNE LIGHT 3.616% 8/01/27	230	243
P/P EASTERN GAS TRAN 3.900% 11/15/49	206	228
P/P ENI SPA 4.000% 9/12/23	200	209
P/P FERGUSON FINANCE 3.250% 6/02/30	350	368

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	P/P FLEX INTERMEDIAT 3.363% 6/30/31	405	407
	P/P GAIF BOND ISSUER 3.400% 9/30/26	95	101
	P/P GALAXY PIPELINE 2.940% 9/30/40	300	299
	P/P GLENCORE FUNDING 2.625% 9/23/31	113	110
	P/P GOODMAN US FIN 3.700% 3/15/28	86	93
	P/P GRAY OAK PIPELIN 3.450% 10/15/27	415	433
	P/P GREAT-WEST LIFEC 4.581% 5/17/48	130	168
	P/P GTP ACQUISITION 3.482% 6/16/25	190	198
	P/P HYUNDAI CAPITAL 1.150% 11/10/22	421	422
	P/P INTL FLAVOR & FR 3.268% 11/15/40	150	152
	P/P JERSEY CENTRAL 4.300% 1/15/26	50	54
	P/P KEYSPAN GAS EAST 2.742% 8/15/26	200	204
	P/P KKR GROUP FINAN 3.500% 8/25/50	200	209
	P/P LUNDIN ENERGY FI 3.100% 7/15/31	200	202
	P/P MASS MUTUAL LIFE 3.375% 4/15/50	210	221
*	P/P MET LIFE GLOB FU 3.000% 9/19/27	180	191
	P/P MEXICO CITY ARPT 5.500% 7/31/47	207	207
	P/P MICROCHIP TECHNO 0.983% 9/01/24	445	437
	P/P MID-ATLANTIC INT 4.100% 5/15/28	50	55
	P/P MITSUBISHI UFJ 2.652% 9/19/22	200	202
	P/P MITSUI FUDOSAN 2.950% 1/23/23	450	459
	P/P NATIONAL AUSTRAL 2.332% 8/21/30	250	240
	P/P NBN CO LTD 2.625% 5/05/31	400	402
	P/P NEW ENGLAND POWE 3.800% 12/05/47	50	55
	P/P NEW YORK LIFE GL 3.000% 1/10/28	81	86
	P/P NEW YORK LIFE IN 4.450% 5/15/69	90	114
	P/P NGPL PIPECO LLC 3.250% 7/15/31	240	244
	P/P NISSAN MOTOR CO 4.345% 9/17/27	500	540
	P/P NRG ENERGY INC 2.450% 12/02/27	225	223
	P/P NRG ENERGY INC 4.450% 6/15/29	155	169
	P/P NXP BV/NXP FDG/N 2.500% 5/11/31	300	301
	P/P NXP BV/NXP FDG/N 3.150% 5/01/27	350	368
	P/P NXP BV/NXP FDG/N 3.250% 5/11/41	425	439
	P/P PARK AEROSPACE 5.500% 2/15/24	89	95
	P/P PARKER-HANNIFIN 4.100% 3/01/47	42	49
	P/P PENNSYLVANIA ELE 3.250% 3/15/28	26	27
	P/P PENSKE TRUCK LEA 3.900% 2/01/24	425	447
	P/P PRUDENTIAL INSUR 8.300% 7/01/25	300	363
	P/P SAUDI INTERNATIO 2.250% 2/02/33	200	195

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P SCENTRE GROUP TR 3.500% 2/12/25	200	211
P/P SCHLUMBERGER HLD 3.900% 5/17/28	416	449
P/P SES SA 3.600% 4/04/23	50	51
P/P SMITHFIELD FOODS 3.000% 10/15/30	400	398
P/P SOCIETE GENERALE 4.750% 11/24/25	670	728
P/P STANDARD CHARTER 4.300% 2/19/27	200	214
P/P STELLANTIS FIN 2.691% 9/15/31	209	206
P/P TEACHERS INSUR 4.270% 5/15/47	70	85
P/P TEACHERS INSUR 4.900% 9/15/44	40	51
P/P TEXAS EASTERN TR 3.500% 1/15/28	33	35
P/P TRITON CONTAINER 1.150% 6/07/24	200	197
P/P UBS GROUP FUNDIN 3.491% 5/23/23	200	202
P/P UBS GROUP FUNDIN 4.125% 4/15/26	400	437
P/P UNICREDIT SPA 2.569% 9/22/26	350	349
P/P UNIVERSAL HEALTH 2.650% 10/15/30	180	179
P/P VOLKSWAGEN GROUP 4.625% 11/13/25	265	292
VR P/P ABN AMRO BANK 2.470% 12/13/29	300	300
VR P/P AIB GROUP PLC 4.263% 4/10/25	250	263
VR P/P BANK OF IRELA 2.029% 9/30/27	227	223
VR P/P BNP PARIBAS 2.588% 8/12/35	590	565
VR P/P BPCE SA 1.652% 10/06/26	250	247
VR P/P BPCE SA 2.277% 1/20/32	275	265
VR P/P CREDIT AGRICO 1.247% 1/26/27	450	438
VR P/P CREDIT SUISSE 1.305% 2/02/27	290	280
VR P/P MACQUARIE BAN 3.052% 3/03/36	200	197
VR P/P MACQUARIE GRO 1.340% 1/12/27	380	370
VR P/P MACQUARIE GRO 2.871% 1/14/33	200	199
VR P/P NATIONAL AUST 3.933% 8/02/34	250	265
VR P/P SCENTRE GROUP 4.750% 9/24/80	220	230
VR P/P SOCIETE GENER 2.889% 6/09/32	440	439
VR P/P SWISS RE FINA 5.000% 4/02/49	200	224
VR P/P UBS GROUP AG 2.095% 2/11/32	200	194
VR P/P UNICREDIT SPA 5.861% 6/19/32	200	219
Total Private Placement Bonds		$33,554

Total Other Investments		$172,012

Total Investments, at Fair Value		$6,909,783

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
Fully Benefit Responsive Investment Contracts
U.S. Government and Agency Obligations
FEDERAL HOME LOAN BANKS 0.5% 4/14/2025	10,000	9,819
FEDERAL HOME LOAN MORTGAG 0.375% 7/21/2025	18,850	18,362
FEDERAL NATIONAL MORTGAGE 1.75% 7/02/2024	1,951	1,993
FFCB 0.185% 6/17/2022	6,700	6,701
FGOLD 15YR 3.5% 10/01/2025	9	10
FGOLD 15YR 3.5% 9/01/2025	38	40
FGOLD 15YR 4% 2/01/2025	47	49
FGOLD 15YR 4% 7/01/2025	220	232
FGOLD 15YR 4% 8/01/2025	82	87
FGOLD 15YR 3% 1/01/2027	811	851
FGOLD 15YR 3% 1/01/2032	444	468
FGOLD 15YR 3% 1/01/2033	296	311
FGOLD 15YR 3% 11/01/2025	154	162
FGOLD 15YR 3% 11/01/2026	136	142
FGOLD 15YR 3% 3/01/2027	699	733
FGOLD 15YR 3% 3/01/2033	528	555
FGOLD 15YR 3.5% 1/01/2034	425	449
FGOLD 15YR 3.5% 10/01/2025	445	469
FGOLD 15YR 3.5% 11/01/2025	21	22
FGOLD 15YR 3.5% 12/01/2025	331	349
FGOLD 15YR 3.5% 2/01/2026	22	23
FGOLD 15YR 3.5% 3/01/2026	27	29
FGOLD 15YR 3.5% 5/01/2026	16	16
FGOLD 15YR 3.5% 5/01/2032	865	915
FGOLD 15YR 3.5% 6/01/2026	291	307
FGOLD 15YR 3.5% 7/01/2026	328	346
FGOLD 15YR 3.5% 8/01/2026	269	284
FGOLD 15YR 3.5% 9/01/2026	30	32
FGOLD 15YR 4% 10/01/2025	6	6
FGOLD 15YR 4% 3/01/2026	25	26
FGOLD 15YR 4% 5/01/2026	181	191
FGOLD 15YR 4% 6/01/2024	33	34
FGOLD 15YR 4% 6/01/2025	12	13
FGOLD 15YR 4% 6/01/2026	609	641
FGOLD 15YR GIANT 3% 1/01/2027	201	211
FGOLD 15YR GIANT 3% 3/01/2031	568	598
FGOLD 15YR GIANT 3% 3/01/2032	834	877

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FGOLD 15YR GIANT 3% 6/01/2027	227	238
FGOLD 15YR GIANT 3% 9/01/2030	341	359
FGOLD 15YR GIANT 3% 9/01/2031	319	336
FGOLD 15YR GIANT 3.5% 1/01/2027	284	299
FGOLD 15YR GIANT 3.5% 1/01/2030	184	195
FGOLD 15YR GIANT 3.5% 10/01/2029	18	19
FGOLD 15YR GIANT 3.5% 11/01/2025	63	66
FGOLD 15YR GIANT 3.5% 11/01/2029	246	259
FGOLD 15YR GIANT 3.5% 11/01/2033	197	208
FGOLD 15YR GIANT 3.5% 12/01/2033	216	228
FGOLD 15YR GIANT 3.5% 3/01/2030	135	143
FGOLD 15YR GIANT 3.5% 4/01/2026	64	68
FGOLD 15YR GIANT 3.5% 4/01/2029	92	97
FGOLD 15YR GIANT 3.5% 4/01/2030	287	304
FGOLD 15YR GIANT 3.5% 5/01/2033	1,001	1,058
FGOLD 15YR GIANT 3.5% 6/01/2029	177	187
FGOLD 15YR GIANT 3.5% 7/01/2026	16	17
FGOLD 15YR GIANT 3.5% 7/01/2029	438	464
FGOLD 15YR GIANT 3.5% 8/01/2026	58	61
FGOLD 15YR GIANT 3.5% 8/01/2029	581	615
FGOLD 15YR GIANT 3.5% 8/01/2032	1,182	1,251
FGOLD 15YR GIANT 3.5% 9/01/2025	68	72
FGOLD 15YR GIANT 4% 10/01/2025	18	19
FGOLD 15YR GIANT 4% 12/01/2025	6	6
FGOLD 15YR GIANT 4% 5/01/2026	92	97
FGOLD 15YR GIANT 4% 6/01/2026	165	173
FHLB 2.125% 12/11/2026	3,975	4,120
FHLB 2.375% 3/14/2025	30,275	31,545
FHLB 2.75% 12/13/2024	1,600	1,680
FHLB 5.375% 8/15/2024	9,150	10,187
FHLMC 0.375% 4/20/2023	23,300	23,254
FHLMC 0.375% 9/23/2025	8,550	8,316
FHLMC 15YR UMBS 2% 8/01/2035	9,814	10,061
FHLMC 15YR UMBS 3% 12/01/2034	1,162	1,223
FHLMC 15YR UMBS MIRROR 2.5% 11/01/2032	1,221	1,268
FHLMC 15YR UMBS MIRROR 2.5% 5/01/2033	1,273	1,319
FHLMC 15YR UMBS MIRROR 2.5% 7/01/2032	592	614
FHLMC 15YR UMBS MIRROR 3% 4/01/2034	498	523
FHLMC 15YR UMBS SUPER 2% 10/01/2035	8,849	9,072

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FHLMC 15YR UMBS SUPER 2% 5/01/2035	2,413	2,474
FHLMC 15YR UMBS SUPER 2% 6/01/2035	1,934	1,988
FHLMC 15YR UMBS SUPER 2% 9/01/2035	8,313	8,522
FHLMC 15YR UMBS SUPER 2.5% 2/01/2035	4,724	4,886
FHLMC 15YR UMBS SUPER 2.5% 8/01/2034	1,434	1,485
FHLMC 15YR UMBS SUPER 3% 1/01/2034	291	305
FHLMC 5/1 HYBRID ARM 1.89% 12/01/2036	104	109
FHLMC REFERENCE NOTE 0.25% 8/24/2023	15,275	15,175
FHLMC REFERENCE NOTE 1.5% 2/12/2025	11,425	11,597
FHLMC_K018 2.789% 1/25/2022	198	198
FHLMC_K019 2.272% 3/25/2022	2,081	2,082
FHLMC_K024 2.573% 9/25/2022	895	904
FHLMC_K025 2.682% 10/25/2022	2,011	2,038
FHLMC_K026 2.51% 11/25/2022	863	875
FHLMC_K027 2.637% 1/25/2023	475	483
FHLMC_K030 3.25% 4/25/2023	2,989	3,066
FHLMC_K031 3.3% 4/25/2023	7,400	7,609
FHLMC_K032 3.31% 5/25/2023	9,925	10,240
FHLMC_K039 2.683% 12/25/2023	1,722	1,750
FHLMC_K040 2.768% 4/25/2024	1,589	1,629
FHLMC_K043 2.532% 10/25/2023	545	554
FHLMC_K050 2.802% 1/25/2025	3,781	3,877
FHLMC_K066 2.797% 12/25/2026	2,513	2,623
FHLMC_K720 2.716% 6/25/2022	1,124	1,127
FHLMC_K727 2.632% 10/25/2023	352	355
FHLMC_K736 1.895% 6/25/2025	7,728	7,828
FHLMC_T-13 6.085% 9/25/2029	—	0
FNMA 15YR 3.5% 1/01/2026	203	214
FNMA 15YR 3.5% 10/01/2025	112	119
FNMA 15YR 3.5% 11/01/2025	630	663
FNMA 15YR 3.5% 12/01/2025	108	113
FNMA 15YR 3.5% 12/01/2026	4	5
FNMA 15YR 3.5% 2/01/2026	219	230
FNMA 15YR 3.5% 3/01/2026	61	65
FNMA 15YR 3.5% 8/01/2026	79	83
FNMA 15YR 3.5% 9/01/2025	13	14
FNMA 15YR 3.5% 9/01/2026	3	3
FNMA 15YR 4% 1/01/2025	8	9
FNMA 15YR 4% 2/01/2025	—	1

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 4% 4/01/2025	137	143
FNMA 15YR 4% 5/01/2025	87	92
FNMA 15YR 4% 6/01/2025	16	17
FNMA 15YR 4% 9/01/2024	74	78
FNMA 15YR 4% 9/01/2025	5	5
FNMA 15YR 4.5% 3/01/2023	4	4
FNMA 15YR 4.5% 7/01/2023	3	3
FNMA 15YR 5% 10/01/2024	18	18
FNMA 15YR 5% 2/01/2023	8	9
FNMA 15YR 5% 3/01/2023	4	4
FNMA 15YR 5% 8/01/2023	—	0
FNMA 15YR 5.5% 8/01/2023	3	3
FNMA 15YR 6% 4/01/2023	24	25
FNMA 0.625% 4/22/2025	11,850	11,685
FNMA 10/1 HYBRID ARM 1.71% 10/01/2034	6	6
FNMA 10/1 HYBRID ARM 2.09% 12/01/2033	4	4
FNMA 15YR 2.5% 2/01/2033	1,581	1,642
FNMA 15YR 3% 1/01/2032	581	611
FNMA 15YR 3% 1/01/2033	1,852	1,948
FNMA 15YR 3% 1/01/2034	1,329	1,395
FNMA 15YR 3% 10/01/2030	2,744	2,884
FNMA 15YR 3% 10/01/2033	1,249	1,312
FNMA 15YR 3% 11/01/2030	595	624
FNMA 15YR 3% 11/01/2031	849	893
FNMA 15YR 3% 11/01/2033	843	885
FNMA 15YR 3% 2/01/2030	455	477
FNMA 15YR 3% 2/01/2031	2,405	2,528
FNMA 15YR 3% 2/01/2032	590	620
FNMA 15YR 3% 2/01/2034	834	877
FNMA 15YR 3% 3/01/2031	342	359
FNMA 15YR 3% 3/01/2032	297	313
FNMA 15YR 3% 3/01/2033	430	453
FNMA 15YR 3% 4/01/2031	357	376
FNMA 15YR 3% 4/01/2032	2,812	2,945
FNMA 15YR 3% 5/01/2031	1,176	1,237
FNMA 15YR 3% 6/01/2034	326	342
FNMA 15YR 3% 7/01/2027	106	111
FNMA 15YR 3% 7/01/2030	151	159
FNMA 15YR 3% 7/01/2032	990	1,042

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3% 8/01/2031	447	470
FNMA 15YR 3% 9/01/2029	635	674
FNMA 15YR 3% 9/01/2031	718	755
FNMA 15YR 3% 9/01/2032	938	988
FNMA 15YR 3% 9/01/2033	598	627
FNMA 15YR 3.5% 1/01/2026	130	137
FNMA 15YR 3.5% 1/01/2027	494	519
FNMA 15YR 3.5% 1/01/2029	18	19
FNMA 15YR 3.5% 1/01/2030	698	737
FNMA 15YR 3.5% 1/01/2034	350	369
FNMA 15YR 3.5% 10/01/2026	475	500
FNMA 15YR 3.5% 10/01/2028	215	228
FNMA 15YR 3.5% 10/01/2029	37	39
FNMA 15YR 3.5% 11/01/2026	2	2
FNMA 15YR 3.5% 11/01/2027	12	12
FNMA 15YR 3.5% 11/01/2028	200	211
FNMA 15YR 3.5% 11/01/2029	156	164
FNMA 15YR 3.5% 11/01/2033	1,496	1,581
FNMA 15YR 3.5% 12/01/2025	189	199
FNMA 15YR 3.5% 12/01/2026	144	151
FNMA 15YR 3.5% 12/01/2028	132	139
FNMA 15YR 3.5% 12/01/2029	881	930
FNMA 15YR 3.5% 12/01/2032	791	839
FNMA 15YR 3.5% 2/01/2026	155	164
FNMA 15YR 3.5% 2/01/2027	27	29
FNMA 15YR 3.5% 2/01/2028	3	3
FNMA 15YR 3.5% 2/01/2029	557	590
FNMA 15YR 3.5% 2/01/2031	545	575
FNMA 15YR 3.5% 2/01/2032	1,463	1,547
FNMA 15YR 3.5% 2/01/2033	294	311
FNMA 15YR 3.5% 2/01/2034	493	521
FNMA 15YR 3.5% 3/01/2032	1,065	1,121
FNMA 15YR 3.5% 3/01/2033	744	787
FNMA 15YR 3.5% 4/01/2026	218	229
FNMA 15YR 3.5% 4/01/2027	57	61
FNMA 15YR 3.5% 4/01/2030	293	311
FNMA 15YR 3.5% 4/01/2033	234	248
FNMA 15YR 3.5% 4/01/2034	1,254	1,325
FNMA 15YR 3.5% 5/01/2027	93	99

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3.5% 5/01/2029	131	139
FNMA 15YR 3.5% 5/01/2033	44	46
FNMA 15YR 3.5% 6/01/2027	480	505
FNMA 15YR 3.5% 6/01/2029	244	258
FNMA 15YR 3.5% 6/01/2030	347	368
FNMA 15YR 3.5% 6/01/2032	546	578
FNMA 15YR 3.5% 6/01/2033	2,247	2,376
FNMA 15YR 3.5% 7/01/2029	910	961
FNMA 15YR 3.5% 7/01/2032	421	446
FNMA 15YR 3.5% 8/01/2026	71	75
FNMA 15YR 3.5% 8/01/2027	123	129
FNMA 15YR 3.5% 8/01/2029	608	640
FNMA 15YR 3.5% 8/01/2032	1,159	1,227
FNMA 15YR 3.5% 8/01/2033	434	458
FNMA 15YR 3.5% 9/01/2026	689	726
FNMA 15YR 3.5% 9/01/2028	404	425
FNMA 15YR 3.5% 9/01/2029	982	1,039
FNMA 15YR 3.5% 9/01/2033	506	533
FNMA 15YR 4% 1/01/2029	348	368
FNMA 15YR 4% 11/01/2026	93	98
FNMA 15YR 4% 5/01/2027	4	4
FNMA 15YR 4% 7/01/2025	19	20
FNMA 15YR 4% 8/01/2026	21	22
FNMA 15YR 4% 9/01/2025	6	6
FNMA 15YR 4.5% 5/01/2024	32	33
FNMA 15YR 4.5% 6/01/2026	38	39
FNMA 15YR 5% 2/01/2023	9	9
FNMA 15YR 5% 3/01/2023	—	—
FNMA 15YR 5% 4/01/2024	7	7
FNMA 15YR UMBS 2% 7/01/2035	6,341	6,500
FNMA 15YR UMBS 2.5% 10/01/2034	2,408	2,489
FNMA 15YR UMBS 2.5% 12/01/2034	2,515	2,606
FNMA 15YR UMBS 2.5% 2/01/2035	5,002	5,182
FNMA 15YR UMBS 2.5% 5/01/2035	1,420	1,468
FNMA 15YR UMBS 2.5% 8/01/2034	5,067	5,240
FNMA 15YR UMBS 3% 7/01/2034	1,302	1,361
FNMA 15YR UMBS SUPER 2% 7/01/2035	2,670	2,737
FNMA 15YR UMBS SUPER 2% 8/01/2035	3,978	4,078
FNMA 15YR UMBS SUPER 2% 9/01/2035	8,438	8,650

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	FNMA 2.625% 9/06/2024	22,050	23,053
	FNMA 2.875% 9/12/2023	19,575	20,298
	FNMA 6M LIBOR ARM 1.54% 11/01/2032	26	26
	FNMA 6M LIBOR ARM 1.578% 3/01/2034	77	79
	FNMA 6M LIBOR ARM 1.643% 4/01/2035	74	75
	FNMA 6M LIBOR ARM 1.665% 12/01/2032	73	74
	FNMA 6M LIBOR ARM 1.917% 9/01/2035	126	130
	FNMA 7/1 HYBRID ARM 1.918% 1/01/2034	34	34
	FNMA 7/1 HYBRID ARM 2.044% 1/01/2036	3	3
	FNMA 7/1 HYBRID ARM 2.245% 3/01/2036	16	17
	FNMA BENCHMARK NOTE 0.375% 8/25/2025	12,500	12,155
	FNMA BENCHMARK NOTE 0.5% 11/07/2025	400	390
	FNMA_03-W11 2.993% 6/25/2033	1	1
	TREASURY NOTE 0.25% 6/15/2024	45,450	44,782
	TREASURY NOTE 0.75% 5/31/2026	84,775	83,066
	UMBS 15YR TBA(REG B) 2% 1/18/2037	34,200	35,034
	UMBS 15YR TBA(REG B) 2.5% 1/18/2037	51,925	53,688
	Total U.S. Government and Agency Obligations		$630,763

	Common/Collective Trusts
*	COLUMBIA TRUST GOV MONEY 0% 1/00/1900	96,331	96,331
	Total Common/Collective Trusts		$96,331

	Pooled Separate Accounts
*	MET LIFE SEPARATE ACCOUNT CONTRACT	292	33,076
	Total Pooled Separate Accounts		$33,076

	Wrapper Contracts
	AMERICAN UNITED LIFE - S00016, 2.440%		4
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		19
	LINCOLN NATIONAL LIFE		—
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		23
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		—
	PRUDENTIAL GA63690		18
	RBC I - #10903, MATURES 12/31/50, 4.02%		—
	Total Wrapper Contracts		$64

	Total Fully Benefit Responsive Investment Contracts, at Fair Value		$760,234

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2021

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)

	Adjustment from Fair Value to Contract Value
	AMERICAN UNITED LIFE - S00016, 2.440%		468
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		(473)
	LINCOLN NATIONAL LIFE		159
*	MET LIFE - #28972, MATURES 12/31/50, 3.98%		(212)
*	Met LIFE (SA)- #32745		(565)
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%		—
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		(614)
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		21
	PRUDENTIAL GA63690		574
	RBC I - #10903, MATURES 12/31/50, 4.02%		(820)
	Total Adjustments		$(1,462)

	Total Fully Benefit Responsive Investment Contracts, at Contract Value		$758,772

	TOTAL INVESTMENTS		$7,668,555

	Loan to Participants
*	Various Loans - 3.25% through 9.50% due through July 20, 2051 (cost $0)		62,048
	Loans to Participants Total		$62,048

*    Indicates party-in-interest
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)
For the Year Ended December 31, 2021

	(a) & (b) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount	(d) Proceeds of dispositions
		(in thousands)	(in thousands)
	CORPORATE DEBT INSTRUMENTS
	ALEXANDRIA REAL ESTA 2.000%	270	266
	BOEING CO 1.167% 2/04/23	220	220
	BRISTOL-MYERS SQUIBB 1.450% 11/13/30	140	135
	CANADIAN NATL RAILWA 2.450% 5/01/50	200	191
	CAPITAL ONE FINANCIA 3.950% 9/01/69	285	295
	CARNOW AUTO RECEIVAB 0.970% 10/15/24	920	920
	CHARTER COMM OPT LLC 2.250% 1/15/29	643	633
	CHENIERE CORPUS CHRI 5.125% 6/30/27	185	212
	CHEVRON USA INC 5.050% 11/15/44	60	81
	CHEVRON USA INC 6.000% 3/01/41	100	147
	CHEVRON USA INC 3.250% 10/15/29	140	156
	CITRIX SYSTEMS INC 1.25% 3/1/26	105	102
	DISCOVER BANK 3.450% 7/27/26	250	273
	EBAY INC 2.600% 5/10/31	950	966
	ENABLE MIDSTREAM PAR 5.000% 5/15/44	180	196
	FREEDOM FINANCIAL 1.030% 6/19/28	2,000	1,996
	FREEDOM FINANCIAL 0.660% 3/20/28	587	587
	GENERAL MOTORS FINL 2.400% 4/10/28	300	306
	GENERAL MOTORS FINL 1.200% 10/15/24	175	175
	GENERAL MOTORS FINL 1.250% 1/08/26	599	589
	GENERAL MOTORS FINL 2.700% 6/10/31	215	212
	GOLDMAN SACHS GROUP 0.481% 1/27/23	360	360
	IHS MARKIT LTD 4.250% 5/01/29	372	429
	KOHL'S CORPORATION 9.500% 5/15/25	135	175
	LOWE'S COS INC 1.700% 10/15/30	275	261
	MICROSOFT CORP 2.921% 3/17/52	163	169
	MID-AMERICA APARTMEN 3.950% 3/15/29	250	286
	MPLX LP 5.200% 12/01/47	125	151
	OGE ENERGY CORP 0.703% 5/26/23	195	195
	OKLAHOMA G&E CO 0.553% 5/26/23	195	195
	PPG INDUSTRIES INC 1.200% 3/15/26	155	155
	PROLOGIS LP 2.250% 4/15/30	25	26
	ROYAL BK SCOTLND GRP 3.875% 9/12/23	215	227
	T-MOBILE USA INC 1.500% 2/15/26	370	373
	VERIZON COMMUNICATIO 2.100% 3/22/28	45	45
*	VR CHARLES SCHWAB 4.000% 6/01/70	375	395
	VR CITIGROUP INC 4.075% 4/23/29	502	567
	VR CITIGROUP INC 1.122% 1/28/27	397	393
	VR CITIGROUP INC 3.875% 5/18/69	145	149

*    Indicates party-in-interest

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)
For the Year Ended December 31, 2021

	(a) & (b) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount	(d) Proceeds of dispositions
		(in thousands)	(in thousands)
	VR GOLDMAN SACHS 1.43895% 3/09/27	585	576
	VR GOLDMAN SACHS 4.09556% 11/10/69	220	225
	VR LLOYDS BANKING GR 1.627% 5/11/27	270	267
*	VR MORGAN STANLEY 3.217% 4/22/42	295	306
*	VR MORGAN STANLEY 0.529% 1/25/24	385	384
	VR SVB FINANCIAL 4.000% 8/15/69	520	541
	VR VERICREST OPPORT 2.2395% 2/27/51	2,320	2,323
*	VR WELLS FARGO 3.900% 3/15/69	270	280
	WILLIAMS COMPANIES 2.600% 3/15/31	185	184

	PRIVATE PLACEMENT BONDS
	P/P ALIMENTATION COU 3.439% 5/13/41	215	221
	P/P ALIMENTATION COU 3.625% 5/13/51	240	250
	P/P ATHENE GLOBAL FU 0.950% 1/08/24	345	345
	P/P AVOLON HOLDINGS 2.125% 2/21/26	105	104
	P/P BNP PARIBAS 2.824% 1/26/41	590	556
	P/P BPCE SA 1.000% 1/20/26	375	366
	P/P CONOCOPHILLIPS 2.400% 2/15/31	135	136
	P/P F&G GLOBAL FUNDI 1.750% 6/30/26	220	220
	P/P FLEX INTERMEDIAT 4.317% 12/30/39	160	167
	P/P GENERAL MILLS IN 3.000% 2/01/51	110	110
	P/P HYUNDAI CAPITAL 1.300% 1/08/26	115	112
	P/P HYUNDAI CAPITAL 1.800% 1/08/28	225	218
	P/P HYUNDAI CAPITAL 1.500% 6/15/26	185	181
	P/P HYUNDAI CAPITAL 1.250% 2/08/26	200	196
	P/P HYUNDAI CAPITAL 3.000% 2/10/27	200	208
	P/P INTL FLAVOR & FR 3.468% 12/01/50	115	120
	P/P KIA CORP 1.750% 10/16/26	205	204
	P/P LSEGA FINANCING 2.000% 4/06/28	525	523
	P/P LUNDIN ENERGY FI 2.000% 7/15/26	200	199
	P/P NATWEST MARKETS 0.800% 8/12/24	275	274
	P/P NISSAN MOTOR ACC 2.000% 3/09/26	155	155
	P/P NORDEA BANK ABP 1.500% 9/30/26	200	197
	P/P NORTHWESTERN MUT 1.700% 6/01/28	235	233
	P/P NUTRITION & BIOS 1.832% 10/15/27	130	130
	P/P 7-ELEVEN INC 1.300% 2/10/28	153	146
	P/P 7-ELEVEN INC 0.950% 2/10/26	190	185
	VR P/P ABN AMRO BANK 1.542% 6/16/27	300	296
	VR P/P BNP PARIBAS 2.871% 4/19/32	305	308
	VR P/P BNP PARIBAS 1.323% 1/13/27	241	236

*    Indicates party-in-interest

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)
For the Year Ended December 31, 2021

(a) & (b) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount	(d) Proceeds of dispositions
	(in thousands)	(in thousands)
VR P/P BNP PARIBAS 2.159% 9/15/29	385	378
VR P/P DNB BANK ASA 1.605% 3/30/28	355	349
VR P/P MACQUARIE GRO 1.340% 1/12/27	130	128
VR P/P SOCIETE GENER 1.792% 6/09/27	200	197
VR P/P STANDARD CHAR 1.456% 1/14/27	200	195
VR P/P UBS GROUP AG 1.494% 8/10/27	200	196
VR P/P UNICREDIT SPA 1.982% 6/03/27	200	196

*    Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Date: June 16, 2022	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23	Consent of Independent Registered Public Accounting Firm –McConnell & Jones LLP	Electronically filed herewith

E-1